                                                             File No. 070- 10128


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A


                               AMENDMENT NO. 2 TO
                             APPLICATION/DECLARATION


                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

                       CenterPoint Energy Funding Company
                    CenterPoint Energy Houston Electric, LLC
                 CenterPoint Energy Transition Bond Company, LLC
                      Houston Industries FinanceCo GP, LLC
                         Houston Industries FinanceCo LP
                       Reliant Energy FinanceCo II GP, LLC
                         Reliant Energy FinanceCo II LP
                      Reliant Energy FinanceCo III GP, LLC
                         Reliant Energy FinanceCo III LP
                       Reliant Energy FinanceCo IV GP, LLC
                         Reliant Energy FinanceCo IV LP
                CenterPoint Energy, Inc. (a Delaware corporation)
                 CenterPoint Energy Investment Management, Inc.
                  CenterPoint Energy Management Services, Inc.
                    CenterPoint Energy District Cooling, LLC
               CenterPoint Energy Thermal Systems (Delaware), Inc.
                    CenterPoint Energy District Cooling, L.P.
                     CenterPoint Energy Power Systems, Inc.
                        CenterPoint Energy Products, Inc.

                       CenterPoint Energy Properties, Inc.
                         CenterPoint Energy Tegco, Inc.
                              HL&P Capital Trust I
                              HL&P Capital Trust II
                             HL&P Receivables, Inc.
                      Houston Industries Energy (UK), Inc.
                               NorAm Energy Corp.
                                    REI Trust
                           Reliant Energy Water, Inc.
                           Texas Genco Holdings, Inc.
                               Texas Genco GP, LLC
                               Texas Genco LP, LLC
                                 Texas Genco, LP
                           Utility Rail Services, Inc.
                               UFI Services, Inc.
                       CenterPoint Energy Resources Corp.
                             ALG Gas Supply Company
                          Allied Materials Corporation
                     Arkansas Louisiana Finance Corporation
                              Arkla Industries Inc.
                             Arkla Products Company
                              Blue Jay Gas Company
                   CenterPoint Energy Alternative Fuels, Inc.
                     CenterPoint Energy Consumer Group, Inc.
                     CenterPoint Energy Field Services, Inc.
                CenterPoint Energy Field Services Holdings, Inc.
                     CenterPoint Energy Gas Processing, Inc.
                    CenterPoint Energy Gas Marketing Company
                     CenterPoint Energy Gas Receivables, LLC
                     CenterPoint Energy Gas Resources Corp.
                   CenterPoint Energy Gas Transmission Company
                      CenterPoint Energy Hub Services, Inc.
             CenterPoint Energy - Illinois Gas Transmission Company
                   CenterPoint Energy Intrastate Holdings, LLC
                     Pine Pipeline Acquisition Company, LLC
                       CenterPoint Energy Marketing, Inc.
                    CenterPoint Energy Retail Interests, Inc.
         CenterPoint Energy - Mississippi River Transmission Corporation
                      CenterPoint Energy MRT Holdings, Inc.
                     CenterPoint Energy MRT Services Company
                   CenterPoint Energy Pipeline Services, Inc.
                           CenterPoint Energy OQ, LLC
                       OQ Partners, a general partnership
            CenterPoint Energy Trading and Transportation Group, Inc.
                           Entex Gas Marketing Company
                                 Entex NGV, Inc.

                             Entex Oil & Gas Company
                        Industrial Gas Supply Corporation
                                   Intex, Inc.
                     Louisiana Unit Gas Transmission Company
                      Minnesota Intrastate Pipeline Company
                            National Furnace Company
                                 NorAm Financing
                          NorAm Utility Services, Inc.
                      Reliant Energy Funds Management, Inc.
                          Unit Gas Transmission Company
                                United Gas, Inc.
                     CenterPoint Energy International, Inc.
                 CenterPoint Energy International Holdings, LLC
                    Reliant Energy El Salvador, S.A. de C.V.
                    CenterPoint Energy International II, Inc.
                             HIE Ford Heights, Inc.
                                HIE Fulton, Inc.
                           Reliant Energy India, Inc.
                            Reliant Energy Rain, Inc.
                             Rain Calcining Limited
                 CenterPoint Energy International Services, Inc.
                         CenterPoint Energy Light, Inc.
                            HI Energy Holdings I B.V.
                          Reliant Energy Brasil, Ltda.
                           Reliant Energy Brazil Ltd.
                            HIE Brasil Rio Sul Ltda.
                    Reliant Energy International Brasil Ltda.
                        Reliant Energy Brazil Tiete Ltd.
                          Reliant Energy Colombia Ltda.
                          Reliant Energy Outsource Ltd.
                          Venus Generation El Salvador
                        Worldwide Electric Holdings B.V.

                          c/o CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

   (Name of companies filing this statement and address of principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)

                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
            of any communications in connection with this matter to:

James R. Doty, Esq.                                 Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                           Baker Botts L.L.P.
Baker Botts L.L.P.                                  3000 One Shell Plaza
The Warner                                          Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.                      (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

                  From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "plan," "potential," "predict," "projection," "should," "will," or other similar words.

                  We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

                  The following are some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements:

       - state and federal legislative and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry, constraints placed on our activities or business by the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), changes in laws or regulations or their application to our business and regulatory actions with respect to:

              -   approval of stranded costs;

              -   allowed rates of return;

              -   rate structures;

              -   recovery of investments; and

              -   operation and construction of facilities;

       - non-payment for our services due to financial condition of our customers, including Reliant Resources, Inc. ("Reliant Resources");

       -      the successful and timely completion of our capital projects;

       - industrial, commercial and residential growth in our service territory and changes in market demand and demographic patterns;

       -      changes in business strategy or development plans;

       - the timing and extent of changes in commodity prices, particularly natural gas;

       -      changes in interest rates or rates of inflation;

       - unanticipated changes in operating expenses and capital expenditures;

       -      weather variations and other natural phenomena;

       - commercial bank and financial market conditions, our access to capital, the cost of such capital, receipt of certain approvals under the 1935 Act, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

       -      actions by rating agencies;

       -      legal and administrative proceedings and settlements;

       -      changes in tax laws;

       - inability of various counterparties to meet their obligations with respect to our financial instruments;

       - any lack of effectiveness of our disclosure controls and procedures;

       -      changes in technology;

       - significant changes in our relationship with our employees, including the availability of qualified personnel and potential adverse effects if labor disputes or grievances were to occur;

       -      significant changes in critical accounting policies;

       - acts of terrorism or war, including any direct or indirect effect on our business resulting from terrorist attacks such as occurred on September 11, 2001 or any similar incidents or responses to those incidents;

       -      the availability and price of insurance;

       - the outcome of the pending securities lawsuits against us, Reliant Energy, Incorporated and Reliant Resources;

       - the ability of Reliant Resources to satisfy its indemnity obligations to us;

       - the reliability of the systems, procedures and other infrastructure necessary to operate the retail electric business in our service territory, including the systems owned and operated by the independent system operator in the market served by the Electric Reliability Council of Texas, Inc.;

       - political, legal, regulatory and economic conditions and developments in the United States; and

       - other factors we discuss in CenterPoint Energy, Inc.'s Annual Report on Form 10-K for the year ending December 31, 2002 (File No. 1-31447), including those outlined in Item 1 "Business" and
              Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Current Report of CenterPoint on Form 8-K dated as of May 12, 2003 and in this Form U-1.

                  The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

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                                TABLE OF CONTENTS


                                                                                                                    PAGE
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
ITEM 1.           DESCRIPTION OF PROPOSED TRANSACTION...........................................................       1
                  A.       Requested Authorization..............................................................       1
                  B.       Background...........................................................................       5
                  C.       The Financing Request.................................................................     12
                  D.       Retention and Restructuring of Non-Utility Interests..................................     27
                  E.       Disposition of the Texas Genco Entities...............................................     29
                  F.       Securitization of Stranded Costs......................................................     31
                  G.       Other Authority.......................................................................     34
                  H.       Filing of Certificates of Notification................................................     34

ITEM 2.           FEES, COMMISSIONS AND EXPENSES.................................................................     36

ITEM 3.           APPLICABLE STATUTORY PROVISIONS................................................................     36
                  A.       Applicable Provisions.................................................................     36
                  B.       Rule 54 Analysis......................................................................     37

ITEM 4.           REGULATORY APPROVAL............................................................................     37

ITEM 5.           PROCEDURE......................................................................................     37

ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS..............................................................     38
                  A.       Exhibits..............................................................................     38
                  B.       Financial Statements..................................................................     40

ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS........................................................     42


                  CenterPoint Energy, Inc. ("CenterPoint" or the "Company") and its Subsidiaries (together, the "Applicants" or the "CenterPoint System") hereby amend and restate their Application-Declaration as follows.(1)


ITEM 1.           DESCRIPTION OF PROPOSED TRANSACTION

A.       REQUESTED AUTHORIZATION

                  This Application-Declaration seeks the following authorizations and approvals of the Securities and Exchange Commission (the "Commission"):

         In order to ensure that CenterPoint is able to meet its capital requirements and plan its future financing, CenterPoint and its Subsidiaries hereby request authorization as more fully described herein for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing, unless otherwise specified in this Application, until June 30, 2005 (the "Authorization Period").

                  (i) CenterPoint requests authorization for: (a) securities issuances,(2)(b) guarantees and other forms of credit support, as well as performance guarantees ("Guarantees"), and (c) hedging transactions, and derivative instruments with respect to any of the foregoing, as described more fully herein;

                  (ii) With respect to its Subsidiaries, CenterPoint requests such authorization as may be required for issuances of securities, Guarantees, and hedging transactions, and derivative instruments with respect to any of the foregoing, as described more fully herein;

                  (iii) CenterPoint requests that the Commission approve the continuation of a CenterPoint Group Money Pool (the "Money Pool");

                  (iv) CenterPoint and its Subsidiaries request that the Commission approve the continuation of existing financing arrangements, Guarantees and hedging arrangements, as well as any transactions undertaken to extend the terms of or replace, refund or refinance existing obligations and the issuance of new obligations in exchange for existing obligations, provided in each case that the issuing entity's total capitalization is not increased as a result of such financing transaction;(3)

--------------------------

         (1) The term "Subsidiaries" refers to each direct or indirect subsidiary company of CenterPoint as listed on the cover page hereto, as well as any direct or indirect subsidiary companies that CenterPoint may form with the approval of the Commission or in reliance on rules or statutory exemptions.

         (2) The term "issuance" refers to the issue or sale of the subject security.

         (3) So long as the issuing entity's total capitalization is not increased as a result, securities issued in transactions undertaken to extend the terms of or replace, refund or refinance existing

                  (v) CenterPoint further requests authority to issue or sell external long-term debt securities in an incremental amount of $500 million and external short-term debt securities in an incremental amount of $500 million, subject to an overall incremental limit of $500 million in long-term and short-term debt securities (the "CenterPoint Additional Debt Limit") such that the total amount of CenterPoint external debt securities will not exceed $5.847 billion at any one time outstanding during the Authorization Period (the "CenterPoint Aggregate Debt Limit"), provided that CenterPoint requests that the Commission reserve jurisdiction over $478 million of the CenterPoint Additional Debt Limit such that the amount of CenterPoint external debt securities under the authorized CenterPoint Aggregate Debt Limit will not exceed $5.369 billion at any one time outstanding during the Authorization Period.(4)


                  (vi) CenterPoint requests authority to issue or sell preferred stock and preferred securities (including trust preferred securities) and equity-linked securities in an incremental amount of $250 million (the "CenterPoint Additional Preferred Securities Limit") such that the total amount of CenterPoint preferred stock, preferred securities and equity-linked securities will not exceed $975 million at any one time outstanding during the Authorization Period (the "CenterPoint Aggregate Preferred Securities Limit");(5)

                  (vii) CenterPoint requests authority to issue or sell an additional 200 million shares of common stock or options, warrants or other rights to purchase an equivalent number of shares of common stock (and to issue or deliver common stock upon the exercise of such options, warrants or other rights) (the "CenterPoint Additional Common Stock Limit"), and to issue one Right (as defined herein) in connection with each share of common stock;


                  (viii) Texas Genco Holdings, Inc. and Texas Genco, LP (together, the "Texas Genco entities") request authority to issue or sell external long-term debt securities in an aggregate principal amount of $250 million and external short-


----------------------------------

obligations and the issuance of new obligations in exchange for existing obligations do not count as "incremental" securities issuances. Exhibit G-1 is a table setting forth by issuer: (i) the type of securities and amount of each that is outstanding or, in the case of credit facilities that are not fully drawn, could be outstanding as of April 30, 2003; (ii) the amount of incremental investment authority that is being requested; and (iii) the total amount of securities that could be outstanding pursuant to the requested authority at any one time during the Authorization Period.

         (4) For purposes of this application, the term "external" financing refers to a transaction in which securities are issued and sold to an entity that is not a member of the CenterPoint System.

The "incremental" authority refers to the requested net increase in the total amount of securities in each relevant category that may be outstanding at any one time during the Authorization Period over the amount of securities in that category issued and outstanding as of April 30, 2003 or which would be permitted under existing credit facilities if fully drawn down at that date.

         (5) For purposes of the financings limits set forth herein, securities (other than common stock) will be counted at the principal amount of such securities at the time of issuance or sale.

                  term debt securities in an aggregate principal amount of $250 million, subject to an overall aggregate principal amount of $250 million in long-term and short-term external debt securities any one time outstanding during the Authorization Period (the "Texas Genco Aggregate Debt Limit");



                  (ix) CenterPoint Energy Houston Electric, LLC (the "T&D Utility") requests authority to issue or sell external long-term debt securities in an incremental amount of $500 million and external short-term debt securities in an incremental amount of $500 million, subject to an overall incremental limit of $500 million in long-term and short-term debt securities (the "T&D Utility Additional Debt Limit") such that the total amount of T&D Utility external debt will not exceed $3.603 billion at any one time outstanding during the Authorization Period (in addition to the securitization debt described in (xvii) below) (the "T&D Utility Aggregate Debt Limit"), provided that the T&D Utility requests that the Commission reserve jurisdiction over $250 million of the T&D Utility Additional Debt Limit such that the amount of T&D Utility external debt securities under the authorized T&D Utility Aggregate Debt Limit will not exceed $3.353 billion at any one time outstanding during the Authorization Period;


                  (x) The T&D Utility requests authority to issue or sell preferred stock and preferred securities (including trust preferred securities) in an amount not to exceed $250 million at any one time outstanding during the Authorization Period (the "T&D Utility Aggregate Preferred Securities Limit");


                  (xi) CenterPoint Energy Resources Corp. ("GasCo") requests authority to issue or sell external long-term debt securities in an incremental amount of $500 million and external short-term debt securities in an incremental amount of $500 million, subject to an overall incremental limit of $500 million in long-term and short-term debt securities (the "GasCo Additional Debt Limit"), such that the total amount of external GasCo debt will not exceed $3.037 billion at any one time during the Authorization Period (the "GasCo Aggregate Debt Limit"), provided that GasCo requests that the Commission reserve jurisdiction over the issuance of GasCo external debt securities in the amount of $500 million, the GasCo Additional Debt Limit, such that the amount of GasCo external debt securities under the authorized GasCo Aggregate Debt Limit will not exceed $2.537 billion at any one time outstanding during the Authorization Period;


                  (xii) GasCo requests authority to issue or sell preferred stock and preferred securities (including trust preferred securities) in an amount not to exceed $250 million (the "GasCo Additional Preferred Securities Limit") such that the amount of preferred stock and preferred securities (including trust preferred securities) will not exceed $250.4 million at any one time outstanding during the Authorization Period (the "GasCo Aggregate Preferred Securities Limit");

                  (xiii) The Subsidiaries may also finance their capital needs through borrowings from CenterPoint, directly or indirectly through one or more Intermediate Holding Companies, and each of the Intermediate Holding Companies requests authority to issue and sell securities to their respective parent companies and to acquire securities from their subsidiary companies;(6)

                  (xiv) CenterPoint requests that the Commission approve the issuance by CenterPoint and its Subsidiaries of nonexempt Guarantees in an amount such that

-------------------

         (6) The "Intermediate Holding Companies" are Utility Holding, LLC, Texas Genco Holdings, Inc. and Texas Genco GP, LLC.

                  the total amount of nonexempt Guarantees issued by CenterPoint and its Subsidiaries, in the aggregate, does not exceed $4 billion outstanding at any time during the Authorization Period (the "CenterPoint System Guarantee Limit");

                  (xv) CenterPoint and its Subsidiaries request authority for the declaration and payment of dividends out of capital or unearned surplus to the extent described below;

                  (xvi) CenterPoint requests authority to form and capitalize financing entities (including special purpose subsidiaries) in connection with the issuance of securities as requested in this filing as well as authority for the financing entities to issue such securities and to transfer the proceeds of any financing to their respective parent companies; and

                  (xvii) The T&D Utility requests authorization to form and capitalize one or more special-purpose subsidiary companies and for such subsidiaries to issue securitization bonds in an amount not to exceed that authorized by the Public Utility Commission of Texas ("Texas Commission") to monetize and recover the balance of stranded costs relating to generation assets and other qualified costs as determined in the 2004 true-up proceeding described more fully herein, such authority to be in addition to that otherwise requested in this filing.

         CenterPoint also requests continued authority for its Subsidiaries, other than the Utility Subsidiaries and the Intermediate Holding Companies (the "Non-Utility Subsidiaries"), to restructure their duly authorized businesses from time to time;(7)


         CenterPoint requests the Commission to authorize the retention of CenterPoint Energy Investment Management, Inc.;



         CenterPoint requests the Commission to grant it three years to divest MRT Services Company;


         CenterPoint requests authority to sell the stock and/or assets of the Texas Genco entities to Reliant Resources as described more fully herein;

         CenterPoint requests authority to continue to provide goods and services on an interim basis to the companies in the CenterPoint System, pending the approval and formation of a subsidiary service company; and

         CenterPoint requests such other authority not enumerated above as may be described herein.

------------------

         (7) The term "Utility Subsidiaries" refers to Texas Genco, LP (unless and until it is qualified as an exempt wholesale generator ("EWG")), the T&D Utility and GasCo.

B.       BACKGROUND

                  1.        Generally

                  In the July Order, the Commission authorized the formation of a new registered holding company, CenterPoint, and the distribution ("Distribution") to shareholders of the remaining stock of Reliant Resources. The Distribution, which was made on September 30, 2002, completed the separation from CenterPoint of the merchant power generation and energy trading and marketing business of Reliant Resources.(8)

                  CenterPoint's public-utility subsidiary companies own and operate electric generation plants, electric transmission and distribution facilities, natural gas distribution facilities and natural gas pipelines:

- The T&D Utility engages in the electric transmission and distribution business in a 5,000-square mile area of the Texas Gulf Coast that includes Houston.

- Texas Genco, LP owns and operates the Texas generating plants formerly belonging to the integrated electric utility that was a part of Reliant Energy, Incorporated.

- GasCo owns gas distribution systems that together form one of the United States' largest natural gas distribution operations in terms of customers served. Through unincorporated divisions, GasCo provides natural gas distributions services in Louisiana, Mississippi and Texas (Entex Division), Arkansas, Louisiana, Oklahoma and Texas (Arkla Division) and Minnesota (Minnegasco Division). Through wholly owned subsidiaries, GasCo owns two interstate natural gas pipelines and gas gathering systems and provides various ancillary services.

--------------

         (8) As a result of the spin-off of Reliant Resources, CenterPoint recorded a non-cash loss on the disposal of discontinued operations of $4.3 billion in the third quarter of 2002. This loss represents the excess of the carrying value of CenterPoint's net investment in Reliant Resources over the market value of Reliant Resources stock. To account for the Distribution, CenterPoint reduced its retained earnings to reflect the impairment in the value of its investment in Reliant Resources (i.e., the difference between book and market value of the stock) and then reduced its additional paid-in capital by the net book value of its investment (following the adjustment) in Reliant Resources. The impairment adjustment was made in accordance with Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The impairment adjustment resulted in negative retained earnings for CenterPoint. Subject to certain conditions, including a revaluation of all assets and liabilities, generally accepted accounting principles ("GAAP") would permit but do not require an accounting or quasi-reorganization to eliminate deficits in retained earnings. See Financial Reporting Release 210.

CenterPoint also engages in financing transactions and energy-related and other functionally related businesses through its nonutility subsidiary companies.(9)

                  For the year ended December 31, 2002, CenterPoint had revenues of $7.9 billion, and operating income of $1.3 billion. As of December 31, 2002, CenterPoint had assets totaling $19.6 billion.

                  The Distribution significantly reduced CenterPoint's common equity in the short term. As the Commission has noted, however, CenterPoint's capital structure will be improved significantly with the sale of Texas Genco Holdings, Inc. and the securitization of any stranded investment in 2004 and 2005, as contemplated by Texas law.(10) Although there can be no assurances, on the basis of current projections and assumptions (including the sale or other monetization of the Texas Genco entities and the issuance of securitization bonds as discussed herein), CenterPoint expects to achieve consolidated equity capitalization net of securitization debt of 34.4% in 2006 (19.7% if securitization debt is included) and continue to increase the equity component.(11) Pending the issuance of the securitization bonds, the CenterPoint System's financing transactions will be largely limited to refinancing, replacing, exchanging or extending the term of existing obligations.


                  It is important to note that any financing must comply not only with the restrictions under the 1935 Act but also with the various restrictions imposed by the lenders under existing financing arrangements. Exhibit G-2 is a memorandum describing these restrictions in detail. As a general proposition, however, under the existing loan documents, the proceeds of any new debt financing must be applied to pay down existing debt. There is a limited exception for certain debt: (i) up to $200 million in additional external debt at GasCo, and (ii) up to $250 million additional external debt at CenterPoint or any Subsidiary. In addition, there is a negative covenant limiting the Texas Genco entities to $250 million in external debt.


                  Based on its business plans and current condition in the financial markets, CenterPoint anticipates that its financing activities during the Authorization Period will consist primarily of refinancing currently outstanding debt obligations. Those activities are expected to consist primarily of the issuance of debt securities with the proceeds utilized to retire existing

------------------------------------

         (9) A list and description of the businesses of the Non-Utility Subsidiaries is included in Schedule 4.1 to the Joint Registration Statement of CenterPoint and Utility Holding, LLC on Form U5B which is incorporated herein by reference.

         (10) In the July Order, the Commission also noted that the Distribution would not affect the capitalization of the Utility Subsidiaries and, further, that "the separation of regulated and unregulated businesses is consistent with the policies and provisions of the Act."

         (11) As of December 31, 2002, CenterPoint had 12.1% common equity as a percentage of consolidated capitalization net of securitization debt (11.4% if securitization debt is included). Consolidated capitalization is the sum of common equity, trust preferred securities and long-term and short-term debt, including current maturities of long-term debt.

debt and to pay costs of issuance of new debt and any call premiums associated with retired debt. To the extent that preferred securities are issued to replace an existing debt obligation, for example, that issuance of preferred securities would count toward the limit on incremental financings under the authority requested in this filing - even though there would be little or no corresponding increase in the CenterPoint System's overall obligations as a result. Incremental authority is also required to allow the Texas Genco entities to issue external debt, the proceeds of which would be used to repay intrasystem debt (in anticipation of the planned disposition of these entities) and to provide working capital. In addition, although Applicants are asking the Commission to reserve jurisdiction over the request, it is contemplated that the T&D Utility will form and capitalize special-purpose subsidiaries and that those subsidiaries will issue securitization bonds within the Authorization Period.

                  The largest part of the requested incremental financing authority, however, is sought to address uncertainties in both the Company's businesses and the financial markets. For example, if protracted outages were to occur at Texas Genco, LP's facilities or if equipment were to suffer a significant casualty loss, additional capital amounts might be required for repairs or replacement of facilities. Increased operating costs, such as replacement power costs or higher fuel costs as a result of outages or as a result of changes in market conditions, might require either increased financing at Texas Genco or infusions of capital to Texas Genco from CenterPoint. Similar requirements for increased capital expenditures could be required at either the T&D Utility or GasCo in the event of significant damage to facilities, such as a result of a hurricane or some other event. Even though insurance may cover some of these costs, the need to respond quickly to restoring service in an emergency may require the Company to access the capital markets on short notice in order to make repairs or procure other equipment. The amount of any such unexpected requirement for additional capital is of necessity not readily quantifiable, but the Company needs flexibility to move expeditiously and hence is seeking additional financing authority to address such possibilities.(12)

                  Similarly, rapid changes in the capital markets require CenterPoint to maintain flexibility in the types of financing it pursues. If the Company were to find itself unable to finance at one of its subsidiaries, the parent company would need the flexibility to raise funds itself and loan or contribute them to the subsidiary. Also, there may be changes in the market's appetite for a given type of security. For example, although Applicants are seeking authority for the issuance of preferred stock, that type of security is not generally in favor in the market at this time. In the event, however, that preferred stock becomes a more attractive financing alternative, CenterPoint seeks authority to issue that security.

         2.       Existing Financing Authority

                  The July Order authorized CenterPoint and its Subsidiaries to engage in certain non-exempt financing transactions through June 30, 2003. Among other things, the July Order authorized CenterPoint to issue up to $2 billion in common stock, $1 billion in preferred

-------------------------

         (12) While the banks' consent might be required in these circumstances, CenterPoint in the past has been able to obtain such consent within a day or two. Even with a reservation of jurisdiction, it would necessarily take longer to obtain a supplemental Commission order.

securities, $5 billion in long-term debt and $6 billion in short-term debt, subject to an overall limit of no more than $6 billion in issuances under the July Order at any one time outstanding through June 30, 2003. The July Order further authorized the Subsidiaries to engage in certain non-exempt financing transactions. The July Order authorized the Subsidiaries to issue up to $1 billion in common stock, $1 billion in preferred securities, $4 billion in long-term debt and $3 billion in short-term debt, subject to an overall limit of no more than $4 billion in issuances under the July Order at any one time outstanding through June 30, 2003.

                  By order dated May 28, 2003 (HCAR No. 27680), the
Commission authorized CenterPoint to pledge the stock of Texas Genco Holdings, Inc. and issue certain warrants as discussed below.

         3.       Transactions Pursuant to Authority Granted in the July Order

                  Since the July Order was issued, the Applicants have successfully met a number of challenges. They have addressed short-term liquidity concerns by, among other things, extending the maturity of CenterPoint's largest debt obligation into 2005 (thus matching debt terms and cash flows anticipated from the sale of Texas Genco and securitization of stranded costs). They have also relieved what had been a heavy reliance on short-term bank financing and recurring need to extend those maturities.

                  Pursuant to the authority granted in the July Order, CenterPoint and its Subsidiaries have engaged in the following financing transactions:

                  On October 10, 2002, CenterPoint entered into amended and restated agreements with its existing bank syndicate for one-year credit facilities aggregating $4.7 billion. The first credit facility was a $3.85 billion, 364-day facility at CenterPoint (the "CenterPoint Facility"). Pricing under the CenterPoint Facility was based on London Interbank Offered Rate ("LIBOR") rates under a pricing grid tied to the company's credit rating. Interest rates for the term loans at CenterPoint's then-current ratings were the LIBOR rate plus 450 basis points.

                  The second credit facility, at the T&D Utility, was an $850 million, 364-day facility. Interest rates for loans under that facility were LIBOR plus 350 basis points on the first $400 million and LIBOR plus 400 basis points for the next $450 million. Loans under the facility were secured by General Mortgage Bonds of the T&D Utility.

                  As part of these agreements, CenterPoint agreed to pay certain fees, including $50 million at the end of February 2003, and $25 million at the end of June 2003. In addition, the banks insisted on mandatory reductions of principal. On the CenterPoint Facility, the banks required two $600 million prepayments, one by February 28, 2003, and the second by June 30, 2003. A $450 million prepayment was required on April 1, 2003 in connection with the $850 million bank facility at the T&D Utility. Perhaps most significantly, the banks insisted that CenterPoint and/or the T&D Utility obtain $400 million in new borrowings by November 15, 2002, to pay other indebtedness, the majority of which would come due on that date. Failure to obtain this additional borrowing would have enabled the banks to terminate their commitments as of November 15.

                  On November 12, 2002, the T&D Utility entered into a new $1.310 billion collateralized term loan (the "T&D Utility Term Loan"), which removed the immediate acceleration requirement contained in the $4.7 billion of bank credit facilities. The proceeds were used to repay all amounts outstanding under the T&D Utility's $850 million bank credit facility dated October 10, 2002, to repay $400 million of debt, which included $300 million of senior debentures of Reliant Energy FinanceCo II, LP due to mature on November 15, 2002, and $100 million of debt of CenterPoint, and to pay fees and related expenses. The T&D Utility Term Loan has a three-year term, and carries an interest rate of LIBOR plus 9.75%, subject to a minimum LIBOR rate of 3%. The T&D Utility Term Loan is secured by General Mortgage Bonds.

                  On February 28, 2003, CenterPoint reached agreement with a syndicate of banks on a second amendment to the CenterPoint Facility (the "Second Amendment"). The Second Amendment provides significant improvements for CenterPoint and its financial health:

- The maturity date of the CenterPoint Facility has been extended from October 2003 to June 30, 2005.

- The $1.2 billion in mandatory prepayments that would have been required in 2003 (including $600 million due on February 28, 2003) have been eliminated.

- Pricing for loans under the Second Amendment remains the same as under the original CenterPoint Facility at current credit ratings.(13)

To provide additional security to the lenders, CenterPoint committed, subject to the Commission's approval under the 1935 Act, to grant the banks a security interest in its 81% stock ownership of Texas Genco Holdings, Inc. By order dated May 28, 2003, the Commission authorized the pledge of the stock of Texas Genco Holdings, Inc.


                  As additional compensation to the banks for the extended maturity and the elimination of the mandatory prepayments, CenterPoint committed under the Second Amendment to grant the banks, on or before May 28, 2003, warrants to purchase 10%, on a fully diluted basis, of the Company's common stock. CenterPoint had the opportunity to reduce or extinguish the warrants to the extent it reduced the bank facility during 2003 by specified amounts. The Second Amendment provided that the Company could extinguish up to $400 million of warrants by reducing the bank facility by a like amount on or before May 28, 2003. Similarly, the Company would be able to extinguish the remaining 50% of the warrants, again on a proportionate basis, if


-------------------

         (13) CenterPoint has agreed to pay the banks an extension fee of 75 basis points on the amounts outstanding under the bank facility on October 9, 2003, the maturity date of the original CenterPoint Facility. CenterPoint also paid $41 million in fees that were due on February 28, 2003 and agreed to accelerate payment of $20 million in fees that were otherwise due on June 30, 2003, under the terms of the existing facility.

it reduced the bank facility by up to $400 million by the end of 2003. As of May 27, 2003, CenterPoint had made sufficient payments to extinguish 100% of the warrants.


                  On March 18, 2003, the T&D Utility issued General Mortgage Bonds totaling over $762 million, comprising $450 million 10-year bonds with a coupon rate of 5.7%, and $312.275 million 30-year bonds with a coupon rate of 6.95%. Proceeds were used to repay $150 million of an intercompany note to CenterPoint which, in turn, used the proceeds to repay $150 million of medium term notes maturing on April 21, 2003, to redeem $312.275 million of First Mortgage Bonds and to repay $279 million of a $537 million intercompany note to CenterPoint.(14)


                  On March 25, 2003, GasCo issued $650 million of 7.875% senior unsecured notes. A portion of the proceeds was used to retire $260 million of GasCo's 6 3/8% Term Enhanced ReMarketable Securities ("TERMS"). Proceeds were also used to repay loans under a $350 million bank revolving credit facility that was due to expire on March 31, 2003.

                  On March 25, 2003, GasCo closed a $200 million revolving credit facility which will be used for working capital needs, including the financing of capital expenditures. This 364-day facility has a drawn cost of LIBOR plus 250 basis points, including the facility fee, at existing credit ratings.

                  On April 14, 2003, GasCo issued an additional $112 million of 7.875% senior unsecured notes. Proceeds were used to retire $100 million of TERMS and to pay costs associated with the refinancing of the TERMS. The remaining $140 million of TERMS are due to be refinanced or remarketed by November 2003.

                  On April 9, 2003, $175 million of tax-exempt bonds were remarketed. CenterPoint, which had owned the bonds since the fourth quarter of 2002, has the obligation to make installment payments sufficient to pay debt service on the remarketed bonds. Bonds aggregating $100 million have a 2018 maturity and an interest rate of 7.75%. Bonds aggregating $75 million have a 2029 maturity and an interest rate of 8%. Proceeds from the remarketing were used to repay bank debt.


                  On May 19, 2003, CenterPoint sold $575 million of 3.75% convertible senior notes due 2023. The proceeds from this offering were used to repay a portion of the outstanding indebtedness under the CenterPoint Facility.(15)


-------------------


         (14) Part of the proceeds from this repayment were used by CenterPoint in March, 2003 to repay bank loans and permanently reduce the CenterPoint Facility by $50 million.



         (15) Noteholders may convert the notes at an initial conversion rate of
86.3558 shares of CenterPoint common stock per $1,000 principal amount of notes, which represents a conversion price of $11.58 per common share, under certain circumstances, including if the closing sale price of the common stock equals or exceeds 120 percent of the conversion price for a specified period of time. The amount of common stock that may be issued upon conversion has been counted as a securities issuance under the July Order.

                  On May 24, 2003, the T&D Utility sold $200 million of 5.60% General Mortgage Bonds due July 1, 2023. The proceeds from the offering will be used to redeem $200 million principal amount of the T&D Utility's 7-1/2% First Mortgage Bonds due July 1, 2023.

                  On May 27, 2003, CenterPoint sold $200 million of 5.875% senior notes due June 1, 2008 and $200 million of 6.85% senior notes due June 1, 2015. The proceeds from the offering were used to repay a portion of the outstanding indebtedness under the CenterPoint Facility.


         3.       Existing Financing Arrangements



                  As of May 31, 2003, CenterPoint had outstanding borrowings or capacity under existing credit facilities totaling $5.369 billion. These included $2.423 billion in borrowings under the $2.846 billion CenterPoint Facility, $519 million in uncollateralized pollution control bonds, $924 million in collateralized pollution control bonds, $400 million in senior unsecured notes, $575 million of convertible senior notes and $105 million, representing the debt component of the Zero-Premium Exchangeable Subordinated Notes ("ZENS").
(16) Financing entities that were indirect subsidiaries of CenterPoint had issued $725 million of trust preferred securities.



                  Also as of that date:



                  - The T&D Utility and its subsidiaries had outstanding borrowings totaling $3.103 billion. These obligations included the $1.310 billion T&D Utility Term Loan, $102 million in First Mortgage Bonds, $962 million in General Mortgage Bonds and $729 million in transition bonds issued by CenterPoint Energy Transition Bond Company, LLC.



                  - GasCo had outstanding borrowings or capacity under existing credit facilities totaling $2.537 billion. These obligations included $2.222 billion in notes and debentures, $79 million in convertible subordinated debentures, $36 million in notes payable and $200 million in unused capacity under a bank facility. GasCo had also received advances totaling $79 million under a $150 million receivables facility. GasCo's subsidiary NorAm Financing had issued $400,000 of trust preferred securities.



                  - The Texas Genco entities had no significant external debt.


------------------


         (16) The pollution control bonds represent debt that was incurred by the T&D Utility prior to the formation of CenterPoint but became an obligation of the holding company under the terms of the underlying installment payment agreements.

C.       THE FINANCING REQUEST

         1.       Parameters for Financing Authority

                  Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52 under the Act, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:


                  (a) Effective Cost of Money. The effective cost of money on any long-term debt financings occurring pursuant to the authorizations granted under this Application-Declaration will not exceed the greater of (i) 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of the subject debt, or
                  (ii) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies of reasonably comparable credit quality as determined by the competitive capital markets.(17)


                  The effective cost of money on any short-term debt financings occurring pursuant to the authorizations granted under this Application-Declaration will not exceed the greater of (i) 700 basis points over the comparable-term LIBOR rates, or (ii) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies of reasonably comparable credit quality as determined by the competitive capital markets.


                  The dividend rate on any series of preferred stock or preferred or equity-linked securities will not exceed the greater of (i) 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of the series of preferred stock or preferred or equity-linked securities or (ii) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies of reasonably comparable credit quality as determined by the competitive capital markets.(18)


------------------


         (17) The term "competitive capital markets" does not mean that competitive bidding is required in connection with any of the securities issuances for which authority is requested herein.



         (18) The request for 700 basis points over the relevant standard is intended to enable CenterPoint and the Subsidiaries to address market volatility and difficulties in identifying "comparable" transactions. As discussed in note 32, CenterPoint has exposure to gas costs both through Texas Genco and GasCo. Depending on the circumstances, increased exposures may impact borrowing costs. In addition, the volatile conditions of the capital markets generally have made it difficult to identify "comparable" transactions for purposes of comparison.

                  (b) Maturity. The maturity of long-term indebtedness will not exceed 50 years. All series of preferred stock, preferred securities and equity-linked securities (other than preferred stock, which may be perpetual) will be required to be redeemed no later than 50 years after the issuance thereof.


                  (c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed 7% of the principal or total amount of the securities being issued.(19)


                  (d) Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including (i) the financing, in part, of the capital expenditures of the CenterPoint System, (ii) the financing of working capital requirements of the CenterPoint System, (iii) the refinancing or acquisition, retirement or redemption pursuant to Rule 42 under the Act of securities previously issued by CenterPoint or its Subsidiaries or as otherwise authorized by the Commission, (iv) direct or indirect investment in companies authorized under the Act, (v) to meet unexpected contingencies, payment and timing differences, and cash requirements, and (vi) other lawful purposes. The Applicants represent that no such financing proceeds will be used to acquire a new Subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.


                  (e) Common Equity Ratio. At all times during the Authorization Period, each of the Utility Subsidiaries will maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission adjusted to reflect changes in capitalization since the balance sheet date therein; (20)



                  (f) Investment Grade Ratings. Apart from securities issued for the purpose of funding Money Pool operations, no guarantees or other securities (other than


----------------------------


         (19) Issuance Expenses will not count toward the Effective Cost of Money discussed above.



         (20) Net of securitization debt, CenterPoint's projected equity capitalization will be 30% or greater by the end of 2006. In connection with the requested authority, CenterPoint is undertaking to provide the Commission on a quarterly basis confidential exhibits updating CenterPoint's financial projections and assumptions through 2006.


Upon the issuance of the securitization bonds described herein, the T&D Utility may have common equity capitalization of less than 20% if the securitization debt is included. The Applicants ask the Commission take into account the unique nature of securitization debt when it passes upon the request to form and capitalize special-purpose subsidiaries to issue securitization debt.

                  common stock) may be issued in reliance on the authority requested herein unless: (i) the security to be issued, if rated, is rated investment grade by at least one nationally recognized statistical rating organization as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934 ("NRSRO"); (ii) all outstanding rated securities of the issuer are rated investment grade by at least one NRSRO; and (iii) all outstanding rated securities of the top-level registered holding company are rated investment grade by at least one NRSRO.(21)



                  (g) Authorization Period. No security will be issued pursuant to the authority sought herein after the last day of the Authorization Period (which is June 30, 2005), provided, however, that securities issuable or deliverable upon exercise or conversion of, or in exchange for, securities issued on or before June 30, 2005 in accordance with the terms of such authorization may be issued or delivered after such date.(22)


         2.       CenterPoint External Financing


                  CenterPoint requests authority to issue and sell securities including common stock, preferred stock and preferred and equity-linked securities (either directly or through a subsidiary), long-term and short-term debt securities and convertible securities and derivative instruments with respect to any of the foregoing.(23) CenterPoint also requests authorization to enter into obligations with respect to tax-exempt debt issued on behalf of CenterPoint by governmental authorities. Such obligations may relate to the refunding of outstanding tax-exempt debt or to the remarketing of tax-exempt debt. CenterPoint seeks authorization to enter into lease arrangements, and certain hedging transactions in connection with the foregoing issuances of taxable or tax-exempt securities.


---------------------------------------


         (21) The Applicants ask the Commission to reserve jurisdiction of the issuance of securities subject to the Investment Grade Ratings criteria where one or more of the Investment Grade Ratings criteria are not met. In particular, in view of the volatility of the energy markets, it is unclear whether an NRSRO would issue an investment grade rating to any securities issued by the Texas Genco entities. Nonetheless, it is important in view of the intended disposition of these entities that they establish their own borrowings and repay any loans from CenterPoint. Cf. Allegheny Energy, Inc., Holding Co. Act Release No. 27579 (Oct. 17, 2002) (waiving the investment-grade requirement for securities issued by a public-utility company engaged in owning and operating generation but not transmission or distribution assets).



         (22) Such securities have been counted toward the financing limits under the July Order.



         (23) Any convertible or equity-linked securities would be convertible into or linked only to securities that CenterPoint and its Subsidiaries are otherwise authorized to issue pursuant to rule or Commission order and will count against the authorized limits for those securities granted pursuant to the authority sought herein.

                  CenterPoint may sell securities covered by this Application in any one of the following ways: (i) through underwriters; (ii) to initial purchasers in transactions in reliance on Rule 144A under the Securities Act of 1933 or dealers; (iii) through agents; (iv) directly to a limited number of purchasers or a single purchaser; (v) in exchange for already outstanding securities; or (vi) directly to employees (or to trusts established for their benefit), shareholders and others. If underwriters are used in the sale of the securities, such securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by CenterPoint) or directly by one or more underwriters acting alone. The securities may be sold directly by CenterPoint or through agents designated by CenterPoint from time to time. If common stock is being sold in an underwritten offering, CenterPoint may grant the underwriters thereof a "green shoe" option permitting the purchase from CenterPoint at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

                  Sales may be registered under the Securities Act of 1933 or effected through competitive bidding among underwriters. In addition, sales may be made through private placements, sales to initial purchasers in Rule 144A transactions or other non-public offerings to one or more persons. All such sales will be upon terms and conditions, at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

                  (a)      Common Stock


                  CenterPoint is authorized under its restated articles of incorporation to issue 1 billion shares of common stock, par value $.01 per share, and related preferred stock purchase rights. Each share of common stock includes one right ("Right") to purchase from CenterPoint a unit consisting of one one-thousandth of a share of CenterPoint Series A Preferred Stock at a purchase price of $42.50 per unit, subject to adjustment. The Rights are issued pursuant to the Rights Agreement dated as of January 1, 2002 between CenterPoint and JPMorgan Chase Bank (the "Rights Agreement"), a copy of which was filed with CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-31447) and incorporated by reference.(24)


-----------------------


         (24) The Rights will become exercisable shortly after (i) any public announcement that a person or group of associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of CenterPoint common stock; or (ii) the start of a tender or exchange offer that would result in a person or group of associated persons becoming a 20% owner. The Rights are also exercisable for shares of (i) CenterPoint common stock in the event of certain tender or exchange offers not approved by the CenterPoint board; and (ii) the common stock of an acquiring company in the event of certain mergers, business combinations, or substantial sales or transfers of assets or earning power. Under certain circumstances, CenterPoint may substitute cash, property, other equity securities or debt, or may reduce the exercise price of the Rights. The Rights attach to all certificates representing the outstanding shares of common stock and are transferable only with such certificates. The Rights

As of March 31, 2003, there were issued and outstanding 305,436,670 shares of CenterPoint common stock. CenterPoint seeks authority to issue 200 million additional shares of common stock (including Rights) and to issue warrants, options and other rights to acquire an equivalent amount of common stock.



                  Such issuances may be used for the general corporate purposes described above in Section C.1.(d). In addition, CenterPoint proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or negotiated block purchases, shares of CenterPoint common stock for allocation under incentive compensation plans and other equity compensation and employee benefit plans, and for the Investor's Choice Plan.(25) Such transactions would comply with applicable law and Commission interpretations then in effect. The requested authority to issue or deliver CenterPoint common stock under these plans includes the authority to issue related options, warrants, stock appreciation rights, stock units and other derivative securities pursuant to those plans, including derivative securities with respect to


------------------------


are redeemable at CenterPoint's option prior to their becoming exercisable and expire on December 31, 2011.


CenterPoint seeks continued authority to implement the Rights Agreement. Any shares of CenterPoint Series A Preferred Stock, CenterPoint common stock or other consideration issued upon exercise of the Rights will not be counted against the external financing limits requested in this filing.


         (25) As part of the holding company restructuring, CenterPoint assumed the Reliant Energy, Incorporated Investor's Choice Plan (now the CenterPoint Energy, Inc. Investor's Choice Plan). CenterPoint also assumed Reliant Energy's obligations under existing stock-related employee plans: the Reliant Energy, Incorporated Savings Plan (now the CenterPoint Energy, Inc. Savings Plan), the Houston Industries Incorporated Long-Term Incentive Compensation Plan (now the CenterPoint Energy, Inc. Long-Term Incentive Compensation Plan), the Reliant Energy, Incorporated 1994 Long-Term Incentive Compensation Plan (now the CenterPoint Energy, Inc. 1994 Long-Term Incentive Compensation Plan), the Long-Term Incentive Plan of Reliant Energy, Incorporated (now the Long-Term Incentive Plan of CenterPoint Energy, Inc.), the Reliant Energy, Incorporated Business Unit Performance Share Plan (now the CenterPoint Energy, Inc. Business Unit Performance Share Plan), the Reliant Energy, Incorporated and Subsidiaries Common Stock Participation Plan for Designated New Employees and Non-Officer Employees (now the CenterPoint Energy, Inc. and Subsidiaries Common Stock Participation Plan for Designated New Employees and Non-Officer Employees), the NorAm Energy Corp. 1994 Incentive Equity Plan and the Houston Industries Incorporated Stock Plan for Outside Directors (now the CenterPoint Energy, Inc. Stock Plan for Outside Directors) (collectively, the "Stock Based Plans"). The requested authority relating to benefit and compensation plans is intended to apply to these plans, as they may be amended or supplemented from time to time, and similar plans or arrangements that may be adopted in the future without any additional prior Commission order.

Subsidiaries provided they are not settled in stock of such Subsidiaries. Any newly issued shares of common stock, including shares of common stock issued upon the conversion or exercise of warrants, convertible debt or other equity-linked securities, will be counted toward the overall limit on common stock; shares of common stock purchased in the open market or otherwise acquired for the purpose of reissuance under Stock Based Plans will also be counted toward this limit.


                  (b)      Preferred Stock and Preferred and Equity-Linked
                           Securities


                  CenterPoint requests Commission authorization during the Authorization Period to issue preferred stock and to issue directly or indirectly through one or more financing Subsidiaries (collectively, "Financing Subsidiaries" or the "Financing Subsidiary") preferred stock, preferred securities (including, trust preferred securities), and equity-linked securities (including preferred securities that are convertible, either mandatorily or at the option of the holder, into common stock, or forward purchase contracts for common stock). Equity-linked securities will be linked to common stock or preferred stock or preferred securities that CenterPoint is otherwise authorized to issue.


                  There are many different variations of equity-linked products offered in the marketplace. Typically, these products combine a security with a fixed obligation (e.g., preferred stock or debt) with a conversion feature that is exercisable (often mandatorily) initially within a relatively short period (e.g., three to six years after issuance). These instruments may also be tax advantaged. From the issuer's standpoint, an equity-linked security may offer a means to raise capital at a lower overall economic or after-tax cost than other types of long-term securities, in that the fixed obligation component may have a lower after-tax cost than straight preferred stock and all or a portion of the interest or dividends paid may be tax deductible. From an economic standpoint, these types of securities also generally carry a lower cost than common equity. Preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series. Dividends, distributions or interest on preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend or interest payments or distributions or to satisfy them with payments in-kind rather than in cash, for specified periods. Preferred or equity-linked securities may be convertible or exchangeable into shares of common or preferred stock (as applicable) that have otherwise been authorized pursuant to authority herein requested.


                  Preferred stock and equity-linked securities may be sold directly or indirectly to or through underwriters, initial purchasers or dealers or pursuant to any other method of distribution described for common stock in
Section 2 above. The Commission has approved the issuance of such securities on several occasions.(26)


--------------------------------


         (26) The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9,
2000); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001)

                  (c)      Long-Term Debt


                  Long-term debt securities may be comprised of bonds, notes, medium-term notes or debentures under one or more indentures, long-term indebtedness under agreements with banks or other institutional lenders, directly or indirectly, and convertible debt.(27) Long-term securities could also include obligations relating to the refunding or remarketing of tax-exempt debt issued on behalf of CenterPoint or its Subsidiaries by governmental authorities.



                  Long-term debt issued pursuant to the requested authority will be unsecured.(28) Specific terms of any borrowings will continue to be determined by CenterPoint at the time of issuance and will comply in all regards with the parameters on financing authorization set forth above. The request for authorization for CenterPoint to issue long-term debt securities is consistent with the current authority under the July Order and authorization that the Commission has granted to other combination gas and electric holding companies.(29)


                  (d)      Short-Term Debt

                  CenterPoint seeks authority to issue short-term debt to provide financing for general corporate purposes, working capital requirements and temporary financing of Subsidiary capital expenditures. Short-term debt issued by CenterPoint will be unsecured.

                  Types of short-term debt securities may include borrowings under one or more revolving credit facilities or bank loans, commercial paper, short-term notes, bid notes, institutional borrowings, and privately placed notes. Specific terms of any short-term borrowings will be determined by CenterPoint at the time of issuance and will comply with the parameters for financing authorization set forth above. The maturity of any short-term debt issued will not exceed 364 days or, if the notional maturity is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under GAAP.

                  CenterPoint may sell commercial paper or privately placed notes ("commercial paper"), from time to time, in established domestic or European commercial paper markets. Such commercial paper may be sold at a discount or bear interest at a rate per annum prevailing at the

----------------------------


         (27) Debt will be convertible only into such securities as are otherwise authorized under the Act.



         (28) By order dated May 28, 2003 (HCAR No. 27680), the Commission authorized CenterPoint to pledge its retained interest in Texas Genco Holdings, Inc. in support of an extension of the CenterPoint Facility. Currently outstanding debt at CenterPoint that is secured by obligations at the T&D Utility may be similarly secured upon a refinancing or refunding.



         (29) See, e.g., E.ON AG, Holding Co. Act Release No. 27539 (June 14,
2002); Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31,
2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000).

date of issuance for commercial paper of a similarly situated company. CenterPoint may, without counting against the limit on parent financings set forth above, maintain back-up lines of credit in connection with one or more commercial paper programs in an aggregate amount not to exceed the amount of authorized commercial paper.

                  CenterPoint may sell short-term notes through one or more private placements or public offerings primarily to traditional money market investors. CenterPoint may enter into individual agreements with one or more commercial banks that may or may not be lenders under CenterPoint credit facilities. These agreements would permit CenterPoint to negotiate with one or more banks on any given day for such lender, or any affiliate or subsidiary of such lender, to purchase promissory notes directly from CenterPoint.

                  (e)      Financing Risk Management Devices

                  CenterPoint requests authority to enter into hedging arrangements intended to reduce or manage the volatility of financial and other business risks to which CenterPoint is subject. These arrangements may include, but are not limited to interest rate swaps, caps, floors, collars, forward agreements, issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or U.S. governmental agency (e.g., Fannie Mae) obligations or LIBOR based swap instruments (collectively referred to as "Hedging Instruments"). The transactions would be for fixed periods and stated notional amounts as generally accepted as prudent in the capital markets. In no case will the notional principal amount of any interest rate hedge exceed that of the underlying debt instrument. CenterPoint will not engage in "speculative transactions" as that term is described in Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities"). Transaction fees, commissions and other amounts payable to brokers in connection with an interest rate hedge will not exceed those generally obtainable in capital markets for parties of comparable credit quality. CenterPoint may employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) managing other risks that may attend outstanding securities. Transactions will be entered into for a fixed or determinable period. CenterPoint will only enter into agreements with counterparties having a senior debt rating at the time the transaction is executed of at least "BBB-" or its equivalent, as published by a NRSRO ("Approved Counterparties").

                  In addition, CenterPoint requests authorization to enter into hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to the limitations and restrictions expressed below. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the risk associated with any issuance of securities through appropriate means, including (i) a forward sale of exchange-traded Hedging Instruments, (ii) the purchase of put options on Hedging Instruments, (iii) a put options purchase in combination with the sale of call options Hedging Instruments, (iv) some combination of the above and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges, and (v) other financial derivatives or other products including Treasury rate locks, swaps, forward starting swaps, and options on the foregoing. Anticipatory Hedges may be executed on-exchange with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties), or a combination of the two. CenterPoint or its applicable Subsidiary will determine the structure of each Anticipatory Hedge transaction at the time of execution. CenterPoint or its appropriate Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases.

                  Each Hedging Instrument and Anticipatory Hedge will be treated for accounting purposes as provided for under GAAP. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with Hedging Instruments will not exceed those generally obtainable in competitive markets for similarly-situated parties of comparable credit quality. CenterPoint will comply with SFAS 133 and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board.

         3.       Subsidiary Financing


                  To the extent such transactions are not otherwise exempted,(30) the Utility Subsidiaries and Intermediate Holding Companies request authority to issue and sell securities, including common equity, preferred stock, preferred securities (including trust preferred securities) (either directly or through a subsidiary), long-term and short-term debt securities, including convertible debt, and derivative instruments with respect to any of the foregoing on the same terms and conditions discussed above for CenterPoint, except that Utility Subsidiary and Intermediate Holding Company debt may be secured or unsecured in the amounts and subject to aggregate amounts of securities outstanding in the applicable categories as set forth on Exhibit G-1 and referenced in Item 1.A.(31) The Utility Subsidiaries and Intermediate Holding Companies also request authorization to enter into obligations with respect to new tax-exempt debt issued on behalf of a Utility Subsidiary or Intermediate Holding Companies, as appropriate, by governmental authorities as well as obligations entered into in connection with the refunding of outstanding tax-exempt debt assumed by CenterPoint in connection with the August 31, 2002 restructuring by which CenterPoint and Utility Holding, LLC became holding companies for the Utility Subsidiaries. The Intermediate Holding Companies, other than Texas Genco Holdings, Inc., will not issue or sell securities to entities outside of the CenterPoint System. To the extent not exempt pursuant to Rule 52, the Utility Subsidiaries also request authority to enter into hedging transactions to manage their risk in connection with the foregoing issuance of securities subject to the limitations and requirements applicable to CenterPoint, provided, that the Intermediate Holding Companies will not enter into such hedging transactions.


--------------------


         (30) The Non-Utility Subsidiaries will rely on Rules 45 and 52 under the Act for financings described in this Section C.(3).



         (31) To the extent that GasCo issues secured debt, such debt will be secured by a pledge of the stock of its nonutility subsidiary companies.

         4.       Guarantees and Intra-System Advances

                  (a)      Guarantees


                  Authorization is requested for CenterPoint during the Authorization Period to enter into guarantees to third parties, obtain letters of credit, enter into support or expense agreements or liquidity support agreements or otherwise provide credit support with respect to the obligations of the Subsidiaries, including performance guarantees, as may be appropriate to carry on in the ordinary course of CenterPoint or its Subsidiaries' duly-authorized utility and related businesses, and the Subsidiaries request authority to provide to their respective Subsidiaries guarantees and other forms of credit support such that in the aggregate, CenterPoint and its Subsidiaries will not enter into guarantees in an amount exceeding the CenterPoint System Guarantee Limit.(32) Excluded from the CenterPoint System Guarantee Limit are obligations exempt pursuant to Rule 45 under the Act.


------------------


(32) The amount of the requested authority is intended to accommodate situations such as the CenterPoint System's exposure to, among other things, the volatility of natural gas prices. Although natural gas supplies have been sufficient in recent years, available supplies are subject to disruption from a variety of events, which can have the effect of creating rapid change in pricing.



As explained in CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2002, the fuel mix of Texas Genco's generating portfolio based on the capacity of its facilities was approximately 66% natural gas. Although Texas Genco has long-term natural gas supply contracts with several suppliers, substantially all of those long-term natural gas supply contracts contain pricing provisions based on fluctuating spot market prices and Texas Genco purchases the remainder of its natural gas requirements on the spot market. Texas Genco and other Texas generators rely more heavily on natural gas for intermediate and peaking purposes than do generators in other parts of the country. That reliance increases Texas Genco's exposure to swings in gas pricing.



In addition, GasCo similarly is subject to volatility in gas pricing. Although its regulated gas utility operations utilize various gas cost pass-through mechanisms to adjust for price changes, these mechanisms do no provide immediate adjustment in most cases, so that the Arkla, Entex and Minnegasco divisions, as well as GasCo's unregulated operations, are subject to lag in recovery of gas cost increases.



More importantly, both Texas Genco and GasCo must commit to gas purchases in advance of receipt of the revenues under which they recover those costs. During periods of rapid increase in prices, the volumes involved in such purchases can significantly increase the dollar value of the credit that suppliers effectively extend to their purchasers. In view of the recent experience of many energy companies, suppliers generally are more cautious in making large commitments to customers and maintain careful scrutiny of customers' credit. When prices go up, CenterPoint and its subsidiaries may be required to demonstrate increased financial commitments to purchasers.

                  Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, CenterPoint will determine the exposure under a guarantee for purposes of measuring compliance with the CenterPoint System Guarantee Limit by appropriate means, including estimation of exposure based on loss experience or potential payment amounts. As appropriate, these estimates will be made in accordance with GAAP and sound financial practices. Such estimation will be reevaluated periodically.

                  The guarantor may charge each Subsidiary a fee for any guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

                  The amount of any guarantees will be counted toward the applicable limits under Rules 53 and 58.

                  (b)      Money Pool


                  CenterPoint and certain of its Subsidiaries (together, the "Parties") hereby request authorization to continue to conduct the Money Pool as approved in the July Order, and the Subsidiaries, to the extent not exempted by Rule 52 under the Act, also request authorization to make, from time to time, unsecured short-term borrowings from the Money Pool and to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool.(33)


                  CenterPoint is requesting authorization to contribute surplus funds and to lend and extend credit to the Utility Subsidiaries through the Money Pool. CenterPoint will not be a borrower from the Money Pool.

--------------------


Depending on the circumstances, increased exposures may impact borrowing costs and certainly will require commitments of credit capacity to the supply contracts.



         (33) The Participants in the Money Pool will be CenterPoint, Texas Genco Holdings, Inc., Texas Genco GP, LLC, the Utility Subsidiaries, CenterPoint Energy Properties, Inc., CenterPoint Energy International, Inc., CenterPoint Energy Products, Inc., CenterPoint Energy Management Services, Inc. and CenterPoint Energy Funding Company. CenterPoint Energy International, Inc. and CenterPoint Energy Funding Company are entities through which CenterPoint funded or acquired foreign utility companies within the meaning of Section 33 of the Act and so, these companies will be investors in but not borrowers from the Money Pool. No exempt wholesale generator or foreign utility company will be a borrower from the Money Pool. In the event that the FERC makes a determination that any of the Texas Genco entities is an exempt wholesale generator, all of the Texas Genco entities will cease to borrow from the Money Pool.

                  Under the terms of the Money Pool, each Party determines each day the amount of funds each desires to contribute to the Money Pool, and contributes such funds to the Money Pool. The determination of whether a Party has funds to contribute (either from surplus funds or from external borrowings) and the determination whether a Party shall lend such funds to the Money Pool is made by such Party's treasurer, or by a designee thereof, in such Party's sole discretion. Each Party may withdraw any of its funds at any time upon notice to CenterPoint as administrative agent of the Money Pool.

                  Short-term funds will be available from the following sources:
(1) surplus funds in the treasuries of the Parties, and (2) proceeds from external borrowings, including bank loans, the sale of notes and/or the sale of commercial paper by the Parties, in each case to the extent permitted by applicable laws and regulatory orders.

                  Each borrowing Party will borrow pro rata from each fund source in the same proportion that the amount of funds provided from that fund source bears to the total amount then loaned through the Money Pool. On a day when more than one source of funds is invested in the Money Pool with different rates of interest used to fund loans through the Money Pool, each borrower will borrow pro rata from each such funding source from the Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of funds invested into the Money Pool. If there are insufficient funds to meet all borrowing requests, the needs of the Utility Subsidiaries will be met before loans are made to any Non-Utility Subsidiaries.


                  The determination of whether a Party has funds to lend to the Money Pool will be made by its Treasurer, or by a designee thereof. CenterPoint, as administrator of the Money Pool, will provide each Party with a report for each business day that includes, among other things, cash activity for the day and the balance of loans outstanding.(34) All borrowings from the Money Pool shall be authorized by the borrowing Party's treasurer, or by a designee thereof. No Party shall be required to effect a borrowing through the Money Pool if such Party determines that it can (and is authorized to) effect such borrowing more advantageously directly from banks or through the sale of its own notes or commercial paper.


                  Funds which are loaned by Parties and are not utilized to satisfy borrowing needs of other Parties will be invested by CenterPoint on behalf of the lending Parties in one or more short term instruments, including
(i) interest-bearing deposits with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies; (iii) commercial paper rated not less than A-1 by Standard & Poor's and P-1 by Moody's Investors Services, Inc.;
(iv) money market funds; (v) bank certificates of deposit; (vi) Eurodollar funds; (vii) repurchase agreements collateralized by securities issued or guaranteed by the U.S. government; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

                  The interest rate applicable on any day to then outstanding loans through the Money Pool, whether or not evidenced by a promissory demand note, will be the composite

------------------


         (34) Applicants intend to seek authority to form a service company that, among other things, will serve as the administrator of the Money Pool.

weighted average daily effective cost incurred by CenterPoint for external borrowings outstanding on that date. The daily effective cost shall be inclusive of interest rate swaps related to such external funds. If there are no external borrowings outstanding on that date, then the rate will be the certificate of deposit yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate or if no composite is established for that day, then the applicable rate will be the composite for the next preceding day for which a composite is established. If the composite shall cease to exist, then the rate will be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing CenterPoint would expect if it had external borrowings.

                  Interest income related to external investments will be calculated daily and allocated back to lending Parties on the basis of their relative contribution to the Money Pool on that date.


                  Each Party receiving a loan from the Money Pool shall repay the principal amount of such loan, together with all interest accrued thereon, on demand by the administrator and in any event not later than the expiration date of the Commission authorization for the operation of the Money Pool. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.


                  Borrowings by the Utility Subsidiaries from the Money Pool shall not exceed the following amounts at any one time outstanding during the Authorization Period:

Texas Genco LP....                          $600 million
T&D Utility.......                          $600 million
GasCo.............                          $600 million

                  (c)      Other Intra-System Financing

                  The Subsidiaries may also finance their capital needs through borrowings from CenterPoint, directly or indirectly through one or more Intermediate Holding Companies. Any financings by Utility Subsidiaries pursuant to this request would be counted toward the Money Pool limits above.

                  Each of the Intermediate Holding Companies requests authority to issue and sell securities to its respective parent companies and to acquire securities from its subsidiary companies on the same terms and conditions as specified above.

         5.       Changes in Capital Stock of Majority Owned Non-Utility
                  Subsidiaries

                  Request is made for authority to change the terms of any 50% or more owned Non-Utility Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by CenterPoint or other intermediate parent company, provided that no such action would be taken without the consents necessary under applicable law. CenterPoint will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Non-Utility Subsidiary and will undertake to ensure that any change implemented under this paragraph comports with such legal requirements.

         6.       Payment of Dividends Out of Capital or Unearned Surplus

                  Each of the Non-Utility Subsidiaries is requesting authority to declare and pay dividends out of capital or unearned surplus to the extent permitted by state law.

                  CenterPoint also requests authority to declare and pay dividends out of capital or unearned surplus in an amount up to $500 million through the Authorization Period. Such authority is required because of the accounting consequences of the Distribution. As a result of the spin-off of Reliant Resources, CenterPoint recorded a non-cash loss on the disposal of discontinued operations of $4.3 billion in the third quarter of 2002. This loss represents the excess of the carrying value of CenterPoint's net investment in Reliant Resources over the market value of Reliant Resources stock. To account for the Distribution, CenterPoint reduced its retained earnings to reflect the impairment in the value of its investment in Reliant Resources (i.e., the difference between book and market value of the stock) and then reduced its additional paid-in capital by the net book value of its investment (following the adjustment) in Reliant Resources. The impairment adjustment was made in accordance with Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

                  The impairment adjustment resulted in negative retained earnings for CenterPoint. Subject to certain conditions, including a revaluation of all assets and liabilities, generally accepted accounting principles would permit but do not require an accounting or quasi-reorganization to eliminate deficits in retained earnings. See Financial Reporting Release 210.

                  As of December 31, 2002, CenterPoint had a negative retained earnings of approximately $1.1 billion. It is CenterPoint's intention to declare and pay dividends out of current earnings. Accordingly, CenterPoint requests the Commission to reserve jurisdiction over this request.

         7.       Financing Subsidiaries


                  CenterPoint and its Subsidiaries propose to organize and acquire, directly or indirectly, the common stock or other equity interests of one or more Financing Subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period.(35) Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purposes described herein. The amount of securities issued by the Financing Subsidiaries to third parties will count toward the respective financing limits of its immediate parent as set forth on Exhibit G-1. Authorization is hereby requested for the


----------------------------


    (35) This request is in addition to the request for authority in connection with the securitization of stranded costs infra. Applicants are asking the Commission to reserve jurisdiction over that request, pending completion of the record.

issuance of such securities by the Financing Subsidiaries and for the transfer of proceeds from such issuance to the respective parent companies.

                  CenterPoint and, to the extent such issuances are not exempt pursuant to Rule 52, the Subsidiaries also request authorization to issue their subordinated unsecured notes ("Subordinated Notes") to any Financing Subsidiary to evidence the loan of financing proceeds by a Financing Subsidiary to its parent company. The principal amount, maturity and interest rate on such Subordinated Notes will be designed to parallel the amount, maturity and interest or distribution rate on the securities issued by a Financing Subsidiary, in respect of which the Subordinated Note is issued. CenterPoint or a Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of such Financing Subsidiaries.


                  It is anticipated that the Financing Subsidiaries will be wholly-owned indirect subsidiaries of CenterPoint and fully consolidated for purposes of financial reporting. No Financing Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any utility asset, as that term is defined under the Act, without first obtaining such further approval as may be required.


                  The business of the Financing Subsidiary will be limited to effecting financing transactions that have been otherwise authorized for CenterPoint and its Subsidiaries. In connection with such financing transactions, CenterPoint or its Subsidiaries may enter into one or more guarantees or other credit support agreements in favor of the Financing Subsidiary.

                  Any Financing Subsidiary organized pursuant to this filing shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for CenterPoint or its Subsidiaries.

                  The ability to use finance subsidiaries in financing transactions can sometimes offer increased state and/or federal tax efficiency. Increased tax efficiency can result if a financing subsidiary is located in a state or country that has tax laws that make the proposed financing transaction more tax efficient relative to the sponsor's existing taxing jurisdiction. For example, foreign finance subsidiaries, depending upon the identity of the borrowers, can often earn income that is not subject to current U.S. federal income taxation. However, decreasing tax exposure is usually not the primary goal when establishing a financing subsidiary. Because of the potential significant non-tax benefits of such transactions, discussed below, use of a financing subsidiary can benefit an issuer even without a net improvement in its tax position.

                  Financing subsidiaries can increase a company's ability to access new sources of capital by enabling it to undertake financing transactions with features and terms attractive to a wider investor base. Financing subsidiaries can be established in jurisdictions and/or in forms that have terms favorable to its sponsor and that at the same time provide targeted investors with attractive incentives to provide financing. Many of these investors would not be participants in the sponsor's bank group, and they typically would not hold sponsor bonds or commercial paper. Thus they represent potential new sources of capital.

                  One aspect of transactions involving finance subsidiaries is that they can enable a more efficient allocation of risks among investors and the sponsor, resulting in a lower all-in financing rate. In a simple example, finance subsidiaries can be used to securitize specific assets, or pools of assets, at reasonable-to-attractive rates. The financing cost could be lower because the assets may have a unique risk profile that is especially appealing to specific investors, or because the diversification achieved by pooling assets reduces the total level of risk.

                  Each of CenterPoint and its Subsidiaries also requests authorization to enter into an expense agreement with its respective Financing Subsidiary, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such Financing Subsidiaries to third parties pursuant to this authorization will be included in the additional external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included. Applicants also seek authority for the Financing Subsidiaries to transfer the proceeds of any financing to their respective parent companies.

D.       RETENTION AND RESTRUCTURING OF NON-UTILITY INTERESTS

         1.       Retention of Non-Utility Interests

                  In the July Order, the Commission reserved jurisdiction over the retention of CenterPoint Energy Investment Management, Inc., MRT Services Company and CenterPoint Energy Trading and Transportation Group, Inc. Applicants hereby request that the Commission authorize the retention of these nonutility interests except with respect to the canal currently owned by MRT Services Company.

                  CenterPoint Energy Investment Management, Inc., a Delaware corporation that is a wholly-owned subsidiary of CenterPoint, holds shares of stock of AOL Time Warner that was received in connection with the 1995 sale of cable television businesses.


                  Prior to its acquisition of NorAm Energy Corp. in 1997, the regulated electric-utility operations were a subsidiary of a holding company then known as Houston Industries. One of Houston Industries' unregulated business ventures was the acquisition and operation of cable television systems in a variety of locations. In 1995, Houston Industries sold its systems to Time Warner, receiving in consideration a substantial number of shares of convertible preferred stock of Time Warner. To avoid the risks inherent in holding a volatile stock such as Time Warner and to capture the value of its appreciation, Houston Industries monetized the stock in 1999 by the issuance of Zero-Premium Exchangeable Subordinated Notes, or ZENS. The notes, which mature in 2029, bear interest at 2% per annum plus the amount of any cash dividends paid on the related Time Warner shares and are redeemable at a price tied to the price of Time Warner (now AOL Time Warner) common stock. CenterPoint still holds title to the underlying AOL Time Warner common stock, which serves as a hedge against changes in the value of the ZENS, through CenterPoint Energy Investment Management, Inc. Changes in the fair value of the AOL Time Warner common stock held by CenterPoint are expected to substantially offset changes in the fair value of the derivative component of the ZENS. Attached as Exhibit G-2.1 is a memorandum more fully describing the ZENS.

                  The sole purpose of CenterPoint Energy Investment Management, Inc. is to own securities acquired long before CenterPoint became a registered holding company, where the sole purpose of such ownership is to provide a hedge against CenterPoint's obligations under the ZENS. Compare Rule 3a-5(b)(1) under the Investment Company Act of 1940 (defining a "finance subsidiary" by reference to its "primary purpose... to finance the business operations of its parent company or companies controlled by its parent company"). CenterPoint Energy Investment Management, Inc. is a retainable finance subsidiary consistent with Commission precedent. See, e.g., Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000) authorizing the retention of special-purpose subsidiaries formed variously in connection with the issuance of trust preferred securities, the issuance of securitization bonds and certain 8.50% Series B Capital Securities). CenterPoint currently expects to hold the AOL Time Warner stock so long as it has outstanding ZENS and will seek such additional authority as may be required if it retires or otherwise disposes of the ZENS.



                  MRT Services Company's sole purpose is the ownership of a canal that had been acquired in connection with Reliant Resources' California generation projects. CenterPoint asks the Commission to grant it three years to divest the canal. CenterPoint further requests that the Commission find that the divestiture is necessary or appropriate to effectuate the provisions of Section 11(b) of the Act. CenterPoint further requests that the Commission issue a supplemental order making the necessary findings to enable CenterPoint to obtain the tax treatment provided by Section 1081 of the Internal Revenue Code, as amended, in connection with the ordered disposition but requests the Commission reserve jurisdiction over such request, pending completion of the record.(36)



                  CenterPoint Energy Trading and Transportation Group, Inc. provides administrative payroll services to associated pipeline companies at cost determined in accordance with Rules 90 and 91. CenterPoint undertakes to transfer the personnel and functions of this company in connection with the formation of a CenterPoint System subsidiary service company.


         2.       Authority to Restructure Nonutility Interests

-----------------------------


    (36) Section 1081 of the Internal Revenue Code generally provides that no gain shall be recognized on a transfer of property by a company in a registered holding company system where, among other things:



                  (1) the order of the Securities and Exchange Commission in obedience to which such exchange, expenditure, investment, distribution, or sale was made recites that such exchange, expenditure, investment, distribution, or sale is necessary or appropriate to effectuate the provisions of section 11(b) of the Public Utility Holding Company Act of 1935,



                  (2) such order specifies and itemizes the stock and securities and other property which are ordered to be acquired, transferred, received, or sold on such exchange, acquisition, expenditure, distribution, or sale, and, in the case of an investment, the investment to be made, and



                  (3) such exchange, acquisition, expenditure, investment, distribution, or sale was made in obedience to such order, and was completed within the time prescribed therefor.


26 U.S.C. Section 108(f).

                  The Commission previously authorized CenterPoint to restructure its nonutility interests from time to time as may be necessary or appropriate. CenterPoint seeks a continuation of this authority, provided that companies in the CenterPoint System will engage, directly or indirectly, only in businesses that are duly authorized, whether by order, rule or statute.

E.       DISPOSITION OF THE TEXAS GENCO ENTITIES

                  CenterPoint intends to qualify Texas Genco, LP as an exempt wholesale generator ("EWG") as expeditiously as possible. In the event that such EWG status is not obtained in a timely fashion, CenterPoint seeks authority pursuant to Section 12(d) of the 1935 Act to sell the stock and/or assets of the Texas Genco entities to Reliant Resources. CenterPoint asks the Commission to reserve jurisdiction over this request pending completion of the record.

                  It is CenterPoint's stated intention to monetize the assets held by the Texas Genco entities (approximately $2.8 billion equity capitalization as of December 31, 2002) as part of the Business Separation Plan approved in December 2000 by the Texas Commission pursuant to the Texas electric restructuring law. Indeed, in the July Order, the Commission noted that "the sale of Texas Genco, LP and securitization of any stranded investment in 2004 and 2005, as contemplated by Texas law" are an integral part of CenterPoint's plan to achieve a more traditional capital structure.

                  As of December 31, 2002, Texas Genco, LP owned and operated 11 power generating stations (60 generating units) and had a 30.8% interest in the South Texas Project Electric Generating Station ("South Texas Project"), for a total net generating capacity of 14,175 MW. The South Texas Project is a nuclear generating station with two 1,250 MW nuclear generating units. The following table contains information regarding the electric generating assets:

                                       NET GENERATING CAPACITY
                                                AS OF
GENERATION FACILITIES                 DECEMBER 31, 2002 (IN MW)
---------------------------------------------------------------
W. A. Parish                                    3,661
---------------------------------------------------------------
Limestone                                       1,612
---------------------------------------------------------------
South Texas Project                               770
---------------------------------------------------------------
San Jacinto                                       162
---------------------------------------------------------------
Cedar Bayou                                     2,260
---------------------------------------------------------------
P. H. Robinson                                  2,213
---------------------------------------------------------------
T. H. Wharton                                   1,254
---------------------------------------------------------------
S. R. Bertron                                     844
---------------------------------------------------------------
Greens Bayou                                      760
---------------------------------------------------------------
Webster                                           387
---------------------------------------------------------------
Deepwater                                         174
---------------------------------------------------------------
H. O. Clarke                                       78
---------------------------------------------------------------
                Total                          14,175
---------------------------------------------------------------

Texas Genco, LP sells electric generation capacity, energy and ancillary services in the Electric Reliability Council of Texas, Inc. ("ERCOT") market, which is the largest power market in the State of Texas. Since January 1, 2002, Texas Genco, LP's generation business has been operated as an independent power producer, with output sold at market prices to a variety of purchasers. As authorized by this Commission under the July Order, on January 6, 2003, CenterPoint distributed to its shareholders approximately 19% of the common stock of Texas Genco Holdings, Inc. The stock of Texas Genco Holdings, Inc. is traded on the New York Stock Exchange under the symbol "TGN".

                  Reliant Resources has an option that may be exercised between January 10, 2004 and January 24, 2004 to purchase all of the shares of Texas Genco Holdings, Inc. common stock then owned by CenterPoint. The exercise price under the option will equal:

- the average daily closing price per share of Texas Genco Holdings, Inc. common stock on the New York Stock Exchange for the 30 consecutive trading days with the highest average closing price for any 30-day trading period during the 120 trading days immediately preceding January 10, 2004, multiplied by the number of shares of Texas Genco Holdings, Inc. common stock then owned by CenterPoint, plus

- a control premium, up to a maximum of 10%, to the extent a control premium is included in the valuation determination made by the Texas Commission relating to the market value of Texas Genco Holdings, Inc.'s common stock equity.

The exercise price formula is based upon the generation asset valuation methodology in the Texas electric restructuring law that CenterPoint will use to calculate the market value of Texas Genco Holdings, Inc. The exercise price is also subject to adjustment based on the difference between the per share dividends Texas Genco Holdings, Inc. paid to CenterPoint during the period from the distribution date through the option closing date and Texas Genco Holdings, Inc.'s actual per share earnings during that period. To the extent Texas Genco Holdings, Inc.'s per share dividends are less than its actual per share earnings during that period, the per share option price will be increased. To the extent its per share dividends exceed its actual per share earnings, the per share option price will be reduced.

                  Reliant Resources has agreed that if it exercises its option, Reliant Resources will purchase from CenterPoint all notes and other payables owed by Texas Genco Holdings, Inc. to CenterPoint as of the option closing date, at their principal amount plus accrued interest. Similarly, if there are notes or payables owed to Texas Genco Holdings, Inc. by CenterPoint as of the option closing date, Reliant Resources will assume those obligations in exchange for a payment from CenterPoint of an amount equal to the principal plus accrued interest.


                  If Reliant Resources does not exercise the option, CenterPoint currently plans to sell or otherwise monetize its interest in the Texas Genco entities.(37)


-------------------


    (37) CenterPoint will seek such additional authority as may be required in this regard.

F.       SECURITIZATION OF STRANDED COSTS

                  In June 1999, the Texas legislature enacted a law that substantially amended the regulatory structure governing electric utilities in Texas. Under this law, the power generation and retail sales functions of integrated utilities in Texas ceased to be subject to traditional cost-based regulation and utilities were required to separate their generation, retail and transmission and distribution functions into separate units. Since January 1, 2002, Texas Genco, LP has been selling generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market. The transmission and distribution services provided by the T&D Utility remain subject to rate regulation.

                  Since January 1, 2002, the former retail customers of most investor-owned electric utilities in Texas have been entitled to purchase their electricity from any of several "retail electric providers" that have been certified by the Texas Commission. Retail electric providers cannot own generation assets in Texas. Neither CenterPoint nor any of its subsidiary companies is a retail electric provider or engages in retail electric sales.

                  Texas transmission and distribution utilities such as the T&D Utility whose generation assets were "unbundled" pursuant to the Texas electric restructuring law, may in 2004 recover generation-related (i) "regulatory assets," and (ii) "stranded costs," which consist of the positive excess of the net regulatory book value of generation assets over the market value of the assets, taking specified factors into account.

                  The Texas electric restructuring law provides CenterPoint an opportunity to recover its "regulatory assets" and "stranded costs" resulting from the unbundling of the transmission and distribution utility from the generation facilities and the related onset of retail electric competition. The Texas electric restructuring law allows alternative methods of third party valuation of the fair market value of generation assets, including outright sale, full and partial stock valuation and asset exchanges. CenterPoint has committed in the business separation plan approved by the Texas Commission that the fair market value of the Texas Genco assets will be determined using the partial stock valuation method. Under this methodology, the publicly traded common stock of Texas Genco Holdings, Inc. will be used to determine the market value of the Texas Genco assets.

                  Beginning in January 2004, the Texas Commission will conduct true-up proceedings for each investor-owned utility. The purpose of the true-up proceeding is to quantify and reconcile the amount of stranded costs, the capacity auction true-up, unreconciled fuel costs and other regulatory assets associated with the generating assets that were not previously securitized. The true-up proceeding will result in either additional charges or credits being assessed on certain retail electric providers.

                  The regulatory net book value of generating assets will be compared to the market value based on the partial stock valuation method. The resulting difference, if positive, is stranded cost that will be recovered through a transition charge, which is a non-bypassable charge assessed to customers taking delivery service from the T&D Utility, that may be securitized as discussed below. If the difference is negative, the amount of over-mitigation not returned to customers by that time (redirected depreciation and excess earnings directed to depreciation) will be returned to customers through lower transmission and distribution charges.

                  The publicly traded common stock of Texas Genco Holdings, Inc. will be used to determine the market value of the Texas Genco assets. The market value will be equal to the average daily closing price on a national exchange for publicly held shares of common stock in Texas Genco Holdings, Inc. for the 30 consecutive trading days chosen by the Texas Commission out of the 120 trading days immediately preceding the true-up filing, plus a control premium, up to a maximum of 10%. The regulatory net book value is the balance as of December 31, 2001 plus certain costs incurred for reductions in emissions of oxides of nitrogen and any above-market purchase power costs. The regulatory net book value will also include any mitigation returned to ratepayers through return of "excess earnings depreciation" or reversal of redirected depreciation.

                  The Texas Commission used a computer model or projection, called an excess-cost-over-market model or "ECOM model," to estimate stranded costs related to generation plant assets. In connection with using the ECOM model to calculate the stranded cost estimate, the Texas Commission estimated the market power prices that will be received in the generation capacity auctions mandated by the Texas electric restructuring law during the period January 1, 2002 through December 31, 2003. Any difference between the actual market power prices received in those auctions and the Texas Commission's earlier estimates of those market prices will be a component of the 2004 true-up to which the T&D Utility will be a party.

                  The fuel component will be determined in a final fuel reconciliation. In that proceeding, the amount of any over- or under-recovery of fuel costs from the period August 1, 1997 through January 30, 2002 will be determined. Any over- or under-recovery, plus interest thereon, will either be returned to or recovered from our customers, as appropriate, as a component of the 2004 true-up.

                  In connection with the implementation of the Texas electric restructuring law, the Texas Commission has set a "price to beat" for retail electric providers affiliated with a formerly integrated utility that serve residential and small commercial customers within the utility's service territory. The true-up provides for a clawback of "price to beat" in excess of the market price of electricity if 40% of the "price to beat" load is not served by a non-affiliated retail electric provider by January 1, 2004. Pursuant to the master separation agreement between Reliant Energy, Incorporated and Reliant Resources, Reliant Resources is obligated to reimburse the T&D Utility for the clawback component of the true-up. The clawback will not exceed $150 times the number of customers served by the affiliated retail electric provider in the transmission and distribution utility's service territory less the number of customers served by the affiliated retail electric provider outside the transmission and distribution utility's service territory on January 1, 2004.

                  The Texas electric restructuring law provides for the use of special purpose entities to issue securitization bonds for the economic value of generation-related regulatory assets and stranded costs. These bonds will be amortized through non-bypassable charges to the T&D Utility's customers that are authorized by the Texas Commission. Any stranded costs not recovered through the securitization bonds will be recovered through a non-bypassable charge assessed to customers taking delivery service from the T&D Utility.

                  In October 2001, a special-purpose subsidiary of the T&D Utility issued $749 million of transition bonds to securitize generation-related regulatory assets. The bonds have a final maturity date of September 15, 2015 and are non-recourse to CenterPoint or its subsidiaries other than to the special purpose issuer of the transition bonds. The T&D Utility has no payment obligations with respect to the transition bonds except to remit collections of transition charges as set forth in a servicing agreement between the T&D Utility and the transition bond company and in an intercreditor agreement among the T&D Utility, its transition bond subsidiary and other parties.


                  CenterPoint seeks authority to form and capitalize one or more special-purpose subsidiaries of the T&D Utility to issue in an amount as determined by the Texas Commission, in securitization bonds in 2004 or 2005 to monetize and recover the balance of stranded costs relating to previously owned electric generation assets and other qualified costs as determined in the 2004 true-up proceeding, and, as may be required, for such subsidiaries to transfer the proceeds to the T&D Utility, Utility Holdings, LLC and CenterPoint. The issuance will be done pursuant to a financing order issued by the Texas Commission. As with the debt of its existing transition bond company, the holders of the securitization bonds will not have recourse to any assets or revenues of CenterPoint or its subsidiary companies (other than those of the special purpose transition bond company), nor would the system's creditors have recourse to any assets or revenues of the entity issuing the securitization bonds (again other than those of the special purpose transition bond company). All or a portion of the proceeds from the issuance of bonds will be used to repay debt of CenterPoint and its subsidiary companies.(38) Any issuance would be subject to the financing parameters described previously herein.


--------------------------------


    (38) A portion of the proceeds will be used to repay an existing $1.31 billion loan at the T&D Utility and retire the associated General Mortgage Bonds. Other third-party indebtedness then outstanding at the T&D Utility, such as callable debt, may also be repaid.


It is contemplated that all or a portion of the proceeds would be transferred to CenterPoint by means of a combination of dividends and repayment of intercompany debt from the T&D Utility to Utility Holding, LLC and from Utility Holding, LLC to CenterPoint. While the specific means of transferring the monies will be determined based on the then-existing facts and circumstances, it is currently projected that the T&D Utility will have sufficient capacity to accomplish the desired transfer.

As a limited liability company organized under Texas law, the T&D Utility may make distributions unless its liabilities would exceed the fair value of its assets following the distribution. CenterPoint currently estimates that a distribution of approximately $2.6 billion may be made from the T&D Utility to CenterPoint in 2005. The proceeds transferred to CenterPoint will be used to pay down bank facilities and other parent company debt. At the time the transfer is made, CenterPoint projects that the T&D Utility will have equity of over 55%, excluding securitization debt, or approximately 19% if securitization debt of subsidiaries is included.

                  The Applicants ask the Commission to reserve jurisdiction over this request, pending completion of the record.

G.       OTHER AUTHORITY


                  In the July Order, the Commission authorized CenterPoint to provide a variety of services to its Subsidiaries in areas such as accounting, rates and regulation, internal auditing, strategic planning, external relations, legal services, risk management, marketing, financial services and information systems and technology. CenterPoint intends to form a service company and is in the process of preparing the request for authorization for same. In the interim, CenterPoint seeks continuing authority to provide jurisdictional services and goods to its Subsidiaries through December 31, 2003. Charges for all services will be on an at-cost basis, as determined under Rules 90 and 91 of the Act.(39)


H.       FILING OF CERTIFICATES OF NOTIFICATION

                  As approved in the July Order, with respect to CenterPoint, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the Securities Act of 1933, as amended (the "1933 Act") are integrated with the reporting system under the 1935 Act. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding are incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates contain all other information required by Rule 24, including the certification that each transaction being reported had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification are to be filed within 60 days after the end of the first three calendar quarters and within 90 days after the end of the last calendar quarter in which transactions occur.

                  A copy of relevant documents (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter are filed with, or incorporated by reference from 1933 Act or 1934 Act filings in such Rule 24 certificates.

                  The Rule 24 certificates will contain the following information as of the end of the applicable quarter (unless otherwise stated below):


                  (i) The sales of any common stock or preferred or equity-linked securities by CenterPoint or a Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale;


-------------------


    (39) Section 13(a) of the Act authorizes the Commission to exempt "such transactions, involving special or unusual circumstances or not in the ordinary course of business" from the general prohibition on a registered holding company providing goods and services to subsidiary public-utility companies. Cf. Emera Inc., Holding Co. Act Release No. 27445, 2001 WL 1159971 (Oct. 1, 2001)
(authorizing registered holding company to provide services for a limited period of time).

                  (ii) The total number of shares of CenterPoint common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted;

                  (iii) If CenterPoint common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

                  (iv) If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

                  (v) The amount and terms of any long-term debt issued by CenterPoint during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date;

                  (vi) The amount and terms of any long-term debt issued by any Utility Subsidiary during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date;


                  (vii) The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52;


                  (viii) The notional amount and principal terms of any Hedging Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;


                  (ix) The name, parent company and amount of equity in any intermediate subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter;


                  (x) The information required by a Certificate of Notification on Form U-6B-2;(40)



                  (xi) The amount and terms of any other securities issued under the authority sought herein during the quarter;



                  (xii) Consolidated balance sheets for CenterPoint and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter;



                  (xiii) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of CenterPoint on a consolidated basis and of each Utility Subsidiary;



                  (xiv) A retained earnings analysis of CenterPoint on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter;


---------------------------


     (40) Under the July Order, Applicants are exempt from the requirement to file Forms U-6B-2 because the information contained therein will be set forth in their quarterly Rule 24 Certificates.

                  (xv) A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each;



                  (xvi) As to each financing subsidiary, (a) the name of the subsidiary; (b) the value of CenterPoint's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by CenterPoint; (e) the type of corporate entity; (f) the percentage owned by CenterPoint; (g) the identification of other owners if not 100% owned by CenterPoint; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary;



                  (xvii) A confidential exhibit updating CenterPoint's financial projections and assumptions through 2006; and



                  (xviii) With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.


The Applicants also will report service transactions among CenterPoint (or any other system service provider) and the Utility Subsidiaries. The report will contain the following information: (i) a narrative description of the services rendered; (ii) disclosure of the dollar amount of services rendered in (i) above according to category or department; (iii) identification of companies rendering services described in (i) above and recipient companies, including disclosure of the allocation of services costs; and (iv) disclosure of the number of CenterPoint System employees engaged in rendering services to other CenterPoint System companies on an annual basis, stated as an absolute and as a percentage of total employees.

                  Applicants shall file a report with the Commission within two business days after the occurrence of any of the following: (i) a 10% or greater decline in common stock equity for U.S. GAAP purposes since the end of the last reporting period for CenterPoint or any of the Utility Subsidiaries; (ii) CenterPoint or any of the Utility Subsidiaries defaults on any debt obligation in principal amount equal to or exceeding $10 million if the default permits the holder of the debt obligation to demand payment; (iii) an NRSRO has downgraded the senior debt ratings of CenterPoint or any of the Utility Subsidiaries; or
(iv) any event that would have a material adverse effect on the ability of CenterPoint or any of its subsidiaries to comply with any condition or requirement in this order on an ongoing basis. The report shall describe all material circumstances giving rise to the event.

ITEM 2.           FEES, COMMISSIONS AND EXPENSES.

                  The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated to be $120,000.

ITEM 3.           APPLICABLE STATUTORY PROVISIONS.

A.       Applicable Provisions

                  Sections 6(a), 7, 9, 10 and 12 of the Act and Rules 42, 43, 44, 45, 46, 52, 53, 54, 58 and 62 thereunder are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.       RULE 54 ANALYSIS.

                  The proposed transaction is subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving EWGs or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any Subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

                  As a result of the Restructuring authorized in the July Order (as such term is defined in the July Order), CenterPoint had negative retained earnings as of December 31, 2002. Thus, although CenterPoint's aggregate investment (as defined in Rule 53(a)(1)(i) under the Act), in EWGs and FUCOs as of December 31, 2002 was approximately $8 million, the Company is not currently in compliance with the requirements of Rule 53(a)(1) under the Act. As previously explained, CenterPoint is attempting to dispose of its remaining interests in EWGs and FUCOs and is not planning to invest any more monies in those businesses.

                  CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4.           REGULATORY APPROVAL.

                  No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Application-Declaration.

ITEM 5.           PROCEDURE.

                  The Commission is respectfully requested to publish the requisite notice under Rule 23 under the Act with respect to this Application-Declaration as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS.

A.       EXHIBITS.

A-1      Amended and Restated Articles of Incorporation of CenterPoint as
adopted on November 2, 2001 (filed with the Commission on November 5, 2001 as
Exhibit 3.1 to Registration Statement on Form S-4 (File No. 333-69502) and incorporated by reference herein).

A-2 Articles of Amendment to Amended and Restated Articles of Incorporation of CenterPoint, dated March 27, 2002 (filed with the Commission as Exhibit 3.1.1 to the Annual Report of CenterPoint on Form 10-K for the year ended December 31, 2001 (File No. 333-69502) and incorporated by reference herein).

A-3      Amended and Restated By-Laws of CenterPoint as adopted on March 26,
2002 (filed with the Commission as Exhibit 3.2 to the Annual Report of CenterPoint on Form 10-K for the year ended December 31, 2001 (File No. 333-69502) and incorporated by reference herein).

B-1      Not applicable.

C-1      Not applicable.

D-1      Not applicable.

E-1      Not applicable.

F-1      Opinion of counsel (to be filed by amendment).


G-1 Table setting forth by issuer: (i) the type of securities and amount of each that is outstanding or, in the case of credit facilities that are not fully drawn, could be outstanding as of April 30, 2003; (ii) the amount of incremental investment authority that is being requested; and (iii) the total amount of securities that could be outstanding pursuant to the requested authority.



G-1.1    Chart setting forth external debt and trust preferred securities of
CenterPoint and its subsidiaries as of May 31, 2003 (filed as Exhibit 99.3 to CenterPoint's Current Report on Form 8-K dated as of June 2, 2003 (File No. 1-31447) on June 11, 2003 and incorporated by reference herein).


G-2      Memorandum describing certain restrictions under existing financing arrangements (previously filed with the Commission and incorporated herein by reference).


G-2.1    Memorandum describing Zero-Premium Exchangeable Subordinated Notes.


G-3      Annual Report of CenterPoint on Form 10-K for the year ended December
31, 2002 (File No. 1-31447) (filed with the Commission on March 10, 2003 and incorporated by reference herein).

G-4      Quarterly Report of CenterPoint on Form 10-Q for the three months ended
March 31, 2002 (File No. 1-31447) (filed with the Commission on May 12, 2003 and incorporated by reference herein).

G-5      Current Report of CenterPoint on Form 8-K dated as of April 7, 2003
(File No. 1-31447) (filed with the Commission on May 1, 2003 and incorporated by reference herein).

G-6      Current Report of CenterPoint on Form 8-K dated as of April 8, 2003
(File No. 1-31447) (filed with the Commission on April 8, 2003 and incorporated by reference herein).

G-7      Current Report of CenterPoint on Form 8-K dated as of April 16, 2003
(File No. 1-31447) (filed with the Commission on April 23, 2003 and incorporated by reference herein).

G-8      Current Report of CenterPoint on Form 8-K dated as of April 24, 2003
(File No. 1-31447) (filed with the Commission on April 24, 2003 and incorporated by reference herein).

G-9      Current Report of CenterPoint on Form 8-K dated as of May 12, 2003
(File No. 1-31447) (filed with the Commission on May 12, 2003 and incorporated by reference herein).

G-10     Current Report of CenterPoint on Form 8-K dated as of May 16, 2003
(File No. 1-31447) (filed with the Commission on May 16, 2003 and incorporated by reference herein).

G-11     Annual Report of CenterPoint Energy Houston Electric, LLC on Form 10-K
for the year ended December 31, 2002 (File No. 1-03187) (filed with the Commission on March 11, 2003 and incorporated by reference herein).

G-12     Quarterly Report of CenterPoint Energy Houston Electric, LLC on Form
10-Q for the three months ended March 31, 2003 (File No. 1-03187) (filed with the Commission on May 15, 2003 and incorporated by reference herein).

G-13     Current Report of CenterPoint Energy Houston Electric, LLC on Form 8-K
dated as of April 8, 2003 (File No. 1-03187) (filed with the Commission on April 8, 2003 and incorporated by reference herein).

G-14     Current Report of CenterPoint Energy Houston Electric, LLC on Form 8-K
dated as of May 15, 2003 (File No. 1-03187) (filed with the Commission on May 16, 2003 and incorporated by reference herein).

G-15     Annual Report of CenterPoint Energy Resources Corp. on Form 10-K for
the year ended December 31, 2002 (File No. 1-13265) (filed with the Commission on March 12, 2003 and incorporated by reference herein).

G-16     Quarterly Report of CenterPoint Energy Resources Corp. on Form 10-Q for
the three months ended March 31, 2003 (File No. 1-13265) (filed with the Commission on May 13, 2003 and incorporated by reference herein).

G-17     Current Report of CenterPoint Energy Resources Corp. on Form 8-K dated as of April 8, 2003 (File No. 1-13265) (filed with the Commission on April 8, 2003 and incorporated by reference herein).

G-18     Current Report of CenterPoint Energy Resources Corp. on Form 8-K dated as of April 7, 2003 (File No. 1-13265) (filed with the Commission on May 1, 2003 and incorporated by reference herein).

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

G-19     Annual Report of Texas Genco Holdings, Inc. on Form 10-K for the year ended December 31, 2002 (File No. 1-31449) (filed with the Commission on March 12, 2003 and incorporated by reference herein).

G-20     Quarterly Report of Texas Genco Holdings, Inc. on Form 10-Q for the
three months ended March 31, 2003 (File No. 1-31449) (filed with the Commission on May 13, 2003 and incorporated by reference herein).

G-21     Current Report of Texas Genco Holdings, Inc. on Form 8-K dated as of
April 19, 2003 (File No. 1-31449) (filed with the Commission on April 23, 2003 and incorporated by reference herein).

G-22     Current Report of Texas Genco Holdings, Inc. on Form 8-K dated as of
April 24, 2003 (File No. 1-31449) (filed with the Commission on April 24, 2003 and incorporated by reference herein).

G-23     Current Report of Texas Genco Holdings, Inc. on Form 8-K dated as of
April 24, 2003 (File No. 1-31449) (filed with the Commission on May 1, 2003 and incorporated by reference herein).

G-24     Annual Report of CenterPoint Energy Transition Bond Co., LLC on Form
10-K for the year ended December 31, 2002 (File No. 333-91093) (filed with the Commission on March 26, 2003 and incorporated by reference herein).

G-25     Quarterly Report of CenterPoint Energy Transition Bond Co., LLC on Form
10-Q for the three months ended March 31, 2003 (File No. 333-91093) (filed with the Commission on May 14, 2003 and incorporated by reference herein).


G-26     Current Report of CenterPoint on Form 8-K dated as of May 30, 2003
(File No. 1-31447) (filed with the Commission on May 30, 2003 and incorporated by reference herein).



G-27     Current Report of CenterPoint on Form 8-K dated as of May 19, 2003
(File No. 1-31447) (filed with the Commission on June 3, 2003 and incorporated by reference herein).



G-28     Current Report of CenterPoint on Form 8-K dated as of June 2, 2003
(File No. 1-31447) (filed with the Commission on June 11, 2003 and incorporated by reference herein).



G-29     Current Report of CenterPoint on Form 8-K dated as of June 18, 2003
(File No. 1-31447) (filed with the Commission on June 20, 2003 and incorporated by reference herein).



G-30     Current Report of CenterPoint on Form 8-K dated as of May 16, 2003
(File No. 1-31447) (filed with the Commission on June 20, 2003 and incorporated by reference herein).


H-1      Proposed Form of Notice (previously filed with the Commission and incorporated herein by reference).


J-1      Form of Money Pool Agreement.


J-2      Form of Master Services Agreement (previously filed with the Commission and incorporated herein by reference).

B.       FINANCIAL STATEMENTS.

FS-1 Consolidated Balance Sheets of CenterPoint as of December 31, 2002 and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-31447)).

FS-2     Consolidated Balance Sheets of CenterPoint as of March 31, 2003
(unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the three months ended March 31, 2003 (unaudited) (incorporated by reference to CenterPoint's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (File No. 1-31447)).

FS-3 Consolidated Balance Sheets of CenterPoint as of December 31, 2002, and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to the Current Report of CenterPoint on Form 8-K dated as of May 12, 2003 (File No. 1-31447)).

FS-4     Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC
as of December 31, 2002 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to CenterPoint Energy Houston Electric, LLC's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-03187)).

FS-5     Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC
as of March 31, 2003 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the three months ended March 31, 2003 (unaudited) (incorporated by reference to CenterPoint Energy Houston Electric, LLC's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (File No. 1-03187)).

FS-6     Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC
as of December 31, 2002 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to the Current Report of CenterPoint Energy Houston Electric, LLC on Form 8-K dated as of May 15, 2003 (File No. 1-03187)).

FS-7     Consolidated Balance Sheets of CenterPoint Energy Resources Corp. as of
December 31, 2002 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows of CenterPoint Energy Resources Corp. for the year ended December 31, 2002 (incorporated by reference to CenterPoint Energy Resources Corp.'s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-13265)).

FS-8     Consolidated Balance Sheets of CenterPoint Energy Resources Corp. as of
March 31, 2003 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the three months ended March 31, 2003 (unaudited) (incorporated by reference to CenterPoint Energy Resources Corp.'s Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (File No. 1-13265)).

FS-9     Consolidated Balance Sheets of Texas Genco Holdings, Inc. as of
December 31, 2002 and Statements of Consolidated Operations and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to Texas Genco Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-31449)).

FS-10    Consolidated Balance Sheets of Texas Genco Holdings, Inc. as of March
31, 2003 (unaudited) and Statements of Consolidated Operations and Statements of Consolidated Cash Flows for the three months ended March 31, 2003 (unaudited) (incorporated by reference to CenterPoint Energy Resources Corp.'s Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (File No. 1-31449)).

FS-11    Balance Sheets of CenterPoint Energy Transition Bond Co., LLC as of
December 31, 2002 and Statements of Income and Changes in Member's Equity and Statements of Cash Flows for the year ended December 31, 2002 (incorporated by reference to CenterPoint Energy Transition Bond Co., LLC's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 333-91093)).

FS-12    Balance Sheets of CenterPoint Energy Transition Bond Co., LLC as of
March 31, 2003 (unaudited) and Statements of Income and Changes in Member's Equity and Statements of Cash Flows for the three months ended March 31, 2003 (unaudited) (incorporated by reference to CenterPoint Energy Transition Bond Co., LLC's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (File No. 333-91093)).


FS-13    CenterPoint consolidated financials (forecasts through 2007) (filed in connection herewith with a request for confidential treatment).



FS-14    CenterPoint Energy Houston Electric, LLC financials (forecasts through
2007) (filed in connection herewith with a request for confidential treatment).



FS-15    CenterPoint Energy Resources Corp. financials (forecasts through 2007)
(filed in connection herewith with a request for confidential treatment).



FS-16    Texas Genco, LP financials (forecasts through 2007) (filed in connection herewith with a request for confidential treatment).



FS-17    CenterPoint equity percentages as of December 31, 2002 (filed as
Exhibit G-21.1 in CenterPoint's Post-Effective Amendment No. 4 to the Application/Declaration on Form U-1/A (File No. 070-9895) and incorporated by reference herein).



FS-18    CenterPoint equity percentages (forecasts through 2007) (filed in connection herewith with a request for confidential treatment).



FS-19    CenterPoint Energy Houston Electric, LLC equity percentages (forecasts through 2007) (filed in connection herewith with a request for confidential treatment).



FS-20    CenterPoint Energy Resources Corp. equity percentages (forecasts through 2007) (filed in connection herewith with a request for confidential treatment).



FS-21    Texas Genco, LP equity percentages (forecasts through 2007) (filed in connection herewith with a request for confidential treatment).



FS-22    Description of assumptions for April 2003 case (filed in connection herewith with a request for confidential treatment).


ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


Date: June 27, 2003


CENTERPOINT ENERGY, INC.
and its Subsidiaries


By:     /s/ Rufus S. Scott
        ------------------------
        Rufus S. Scott
        Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.


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